Exhibit 99.5

EXECUTION COPY

AMENDED AND RESTATED CREDIT AGREEMENT

This Agreement dated January 10 , 2020 is made between:

RWB ILLINOIS, INC.,

MID-AMERICAN GROWERS, INC. and

PHARMACO, INC.

as Borrowers

- and –

MICHICANN MEDICAL INC.

-and-

BRIDGING FINANCE INC.

as Lender

NOW THEREFORE For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties agree as follows:

ARTICLE I - INTERPRETATION

1.01Definitions

In this Agreement, the following words and phrases shall have the meanings set forth below: “Acceleration Date” means the earlier of: (i) the date on which an Insolvency Event occurs; and (ii) the date of delivery by the Lender to the Borrowers of a Demand Notice.

“Acquisition” means any transaction or series of related transactions for the purpose of or resulting, directly or indirectly, in (a) the acquisition of all or substantially all of the assets of a Person, or of any business or division of a Person, (b) the acquisition of in excess of fifty percent (50%) of the Equity Interests of any Person or otherwise causing any Person to become a Subsidiary of a Borrower, or (c) an amalgamation, plan of arrangement, merger or consolidation or any other combination with another Person.

“Advances” means the extension of credit by the Lender to the Borrowers pursuant to this Agreement and “Advance” shall mean any one extension by the Lender as the context requires.

“Affiliate” has the meaning ascribed thereto in the OBCA.

“Agreement” means this credit agreement (including the exhibits and schedules) as it may be amended, replaced or restated from time to time and each reference herein to "this Agreement",

"the date hereof", "the date of this Agreement" and similar references are references to this amended and restated credit agreement and not to the Original Credit Agreement.

“Amendment Closing Date” is defined in section 8.01

“Approved Jurisdiction” means an Approved Medical Cannabis Jurisdiction or an Approved Non- Medical Cannabis Jurisdiction.

“Approved Medical Cannabis Jurisdiction” means a Medical Cannabis Jurisdiction (i) which is approved in writing by the Lender in its discretion and (ii) if required by the Lender, is confirmed as a Medical Cannabis Jurisdiction by a legal opinion provided by the Borrowers’ counsel in such jurisdiction in form and substance satisfactory to the Lender. The Lender may in its discretion from time to time (i) upon receipt of a written request by the Borrowers, designate any jurisdiction an Approved Medical Cannabis Jurisdiction provided that all above criteria have been satisfied; and (ii) revoke the designation of any jurisdiction as an Approved Medical Cannabis Jurisdiction by written notice to the Borrowers if such jurisdiction is no longer a Medical Cannabis Jurisdiction. Each of Canada and the States of Michigan, Alaska, California, Colorado, Maine, Massachusetts, Nevada, Oregon, Vermont, Washington, Arizona, Arkansas, Delaware, Florida, Illinois, Montana, New Hampshire, New Mexico, Rhode Island, the District of Columbia and Guam is an Approved Medical Cannabis Jurisdiction as at the date of this Agreement.

“Approved Non-Medical Cannabis Jurisdiction” means a Non-Medical Cannabis Jurisdiction (i) which is approved in writing by the Lender in its discretion and (ii) if required by the Lender, is confirmed as a Non-Medical Cannabis Jurisdiction by a legal opinion provided by the Borrowers’ counsel in such jurisdiction in form and substance satisfactory to the Lender. The Lender may in its discretion from time to time (i) upon receipt of a written request by the Borrowers, designate any jurisdiction an Approved Non-Medical Cannabis Jurisdiction provided that all above criteria have been satisfied; and (ii) revoke the designation of any jurisdiction as an Approved Non- Medical Cannabis Jurisdiction by written notice to the Borrowers if such jurisdiction is no longer a Non-Medical Cannabis Jurisdiction. Each of Canada and the States of Michigan, Alaska, California, Colorado, Maine, Massachusetts, Nevada, Oregon, Vermont, Washington and the District of Columbia and Guam is an Approved Non-Medical Cannabis Jurisdiction as at the date of this Agreement.

“Bank Account” means account number 30872-620 at IC Savings Credit Union or such other account agreed to by the Lender in its sole discretion.

“Beneficial Ownership Certification” means a certification regarding beneficial ownership required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means US 31 C.F.R. § 1010.230.

“BIA” means the Bankruptcy and Insolvency Act (Canada), as amended from time to time.

“Borrowers” means RWB Subco, MAG and Pharmaco; and “Borrower” means any one of them as the context requires.

“Breach” means the failure of any Borrower, MichiCann or any other Company to observe, perform or comply with any of its covenants or obligations to the Lender contained in this Agreement or any other Loan Document.

“Business Day” means any day on which the Lender is open for business in Toronto, Ontario, excluding Saturday, Sunday and any other day that is a statutory holiday in Toronto, Ontario.

“Canadian Dollars” means the lawful money of Canada.

“Cannabis” has the meaning given to the term “cannabis” under the Cannabis Act and includes all  dried marijuana,  fresh marijuana, cannabis oil, cannabinoids and starting materials with respect thereto.

“Cannabis Act” means An Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts, S.C. 2018, c. 16, as amended from time to time and all Laws with respect to Medical Cannabis Jurisdictions and Non-Medical Cannabis Jurisdictions applicable to Borrowers in the United States.

“Cannabis-Related Activities” means any activities, including advertising or promotional activities, relating to or in connection with the importation, exportation, cultivation, production, purchase, distribution or sale of Cannabis or Cannabis-related products.

“Cannabis Regulations” means Cannabis Regulations under the Cannabis Act, as amended from time to time and all other regulations made from time to time under the Cannabis Act or any other statute with respect to Cannabis-Related Activities.

“Capital Expenditures” means expenditures which in accordance with GAAP are considered to be in respect of the acquisition or leasing of capital assets including the acquisition or improvement of Land, plant, machinery or equipment, whether fixed or removable; but excluding any expenditure which constitutes an Investment.

“Capital Lease” means any lease of assets which in accordance with GAAP is required to be capitalized on the balance sheet of the lessee.

“Collateral” means all property, assets and undertaking of the Companies encumbered by the

Security and all proceeds thereof.

“Companies” means the Borrowers and all Material Subsidiaries from time to time; and

“Company” means any of them as the context requires.

“Compliance Certificate” means a certificate delivered by Pharmaco or MichiCann to the Lender in the form of Exhibit “C-1” or Exhibit “C-2” as the case may be.

“Concurrent Financing” means an equity or debt financing that may be completed by MichiCann concurrently with the closing of the RTO.

“control” means, in respect of any Person, the power to direct or cause the direction of management and policies of such Person, directly or indirectly, through the ownership of voting securities, contract or otherwise; and “controlled” has a corresponding meaning.

“Control Agreement” means a control agreement, in form and substance satisfactory to the Lender, executed and delivered by a U.S. Company, the Lender and the applicable securities intermediary (with respect to a securities account) or bank (with respect to a deposit account), which shall provide among other things, that upon the instruction of the Lender at any time when a Breach has occurred and is continuing such bank will forward to the Lender on a daily basis all amounts in the applicable deposit account or such securities intermediary will act only upon the instructions of the Lender with respect to the applicable securities account.

“Controlled Group” in respect of any U.S. Company means all members of a controlled group of corporations and all trades or businesses (whether or not incorporated) under common control which, together with such or any of its Subsidiaries, are treated as a single employer under Section 414 of the Revenue Code.

“Demand Notice” means a written notice delivered to the Borrowers by the Lender declaring the Obligations to be immediately due and payable.

“Distribution” means any amount paid to or on behalf of the directors, officers, shareholders, partners or unitholders of any Company, or to any Related Person thereto, by way of salary, bonus, commission, management fees, directors' fees, dividends, redemption of shares, distribution of profits or otherwise, and whether payments are made to such Persons in their capacity as shareholders, partners, unitholders, directors, officers, employees, owners or creditors of any Company or otherwise, or any other direct or indirect payment in respect of the earnings or capital of any Company; provided however that the payment of reasonable salaries, bonuses and commissions from time to time to the officers and employees of a Company, and the payment of reasonable directors’ fees to the directors of a Company, shall not be considered Distributions.

“Drawdown Request” means a notice in the form of Exhibit “A” given by either one or both

Borrowers to the Lender for the purpose of requesting an Advance hereunder.

“ERISA” means the Employee Retirement Income Security Act of 1974 (United States) as amended from time to time, or any successor statute thereto, and the rules, regulations and published interpretations thereof.

“ERISA Affiliate” means any Person who together with any Company or any of its Subsidiaries is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Revenue Code or Section 4001(b) of ERISA.

“Equity Interest” means any share, interest, participation or other right to participate in the voting or equity ownership of a corporation and any equivalent ownership interest in any Person that is not a corporation, including any partnership or membership interest, and any warrant, option or other right which is exchangeable or convertible into any of the foregoing.

“Equivalent Amount” means, in relation to an amount in one currency, the amount in another currency that could be purchased by the amount in the first currency determined by reference to the applicable Exchange Rate.

“Exchange Rate” in connection with any amount of Canadian Dollars to be converted into another currency pursuant to this Agreement for any reason, or vice-versa, means the Bank of

Montreal’s spot rate of exchange for converting Canadian Dollars into such other currency or vice- versa, as the case may be, quoted as the offering rate for wholesale transactions by the Bank of Montreal at approximately noon (Toronto time) on the effective date of such conversion.

“Excluded Subsidiary” means (i) any Subsidiary listed under the heading “Excluded Subsidiaries” in Schedule 5.01(b) attached hereto; and (ii) any other Subsidiary designated in writing by the Lender in its discretion.

“Facilities” means Facility A and Facility B and “Facility” shall mean either of them as the context may require.

“Facility A” has the meaning ascribed thereto in Section 2.01.

“Facility A Limit” means the Equivalent Amount in Canadian Dollars of Twenty Seven Million United States Dollars (USD$27,000,000.00).

“Facility B” has the meaning ascribed thereto in Section 3.01.

“Facility B Borrowers” means RWB Subco and MAG and “Facility B Borrower” shall mean either of them as the context requires.

“Facility B Limit” means the Equivalent Amount in Canadian Dollars of Twenty Two Million Seven Hundred Fifty Thousand United States Dollars (USD$22,750,000).

“First-Ranking Security Interest” in respect of any Collateral means a Lien in such Collateral which is registered where necessary or desirable to record and perfect the charges contained therein and which ranks in priority to all other Liens in such Collateral except for those Permitted Liens (if any) which have priority in accordance with applicable Law.

“Fiscal Quarter” in respect of any Company means a fiscal quarter of such Company, ending on the last days of March, June, September and December in each year.

“Fiscal Year” in respect of any Company means a fiscal year of such Company, ending on the last day of December in each year.

“Funded Debt” means in respect of any Person means obligations of such Person which are considered to constitute debt in accordance with GAAP, including indebtedness for borrowed money, interest-bearing liabilities, obligations secured by Purchase-Money Security Interests, capitalized interest, and the redemption price of any securities issued by such person having attributes substantially similar to debt (such as securities which are redeemable at the option of the holder), but excluding accounts payable, short term non-interest bearing liabilities, future income taxes (both current and long-term), Subordinated Debt.

“GAAP” means, with respect to MichiCann, generally accepted accounting principles in Canada as approved by the Canadian Institute of Chartered Accountants in effect from time to time and, with respect to any Borrower, means generally accepted accounting principles in the United States, as in effect from time to time, consistently applied.

“Governmental Authority” means any: (i) federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the foregoing; or (iii) any quasi-governmental, judicial or administrative body exercising any regulatory, expropriation or taxing authority.

“Guarantee” means any agreement by which any Person assumes, guarantees, endorses, contingently agrees to purchase or provide funds for the payment of, or otherwise becomes liable upon, the obligation of any other Person, or agrees to maintain the net worth or working capital or other financial condition of any other Person or otherwise assures any creditor of such Person against loss, and shall include any contingent liability under any letter of credit or similar document or instrument.

“Hazardous Materials” means any contaminant, pollutant, waste or substance that is likely to cause immediately or at some future time harm or degradation to the surrounding environment or risk to human health in contravention of Requirements of Environmental Law; and without restricting the generality of the foregoing, including any pollutant, contaminant, waste, hazardous waste or dangerous goods that is regulated by any Requirements of Environmental Law or that is designated, classified, listed or defined as hazardous, toxic, radioactive or dangerous or as a contaminant, pollutant or waste by any Requirements of Environmental Law.

“Indemnitees” means the Lender and its successors and permitted assignees, any agent of any of them (specifically including a receiver or receiver-manager) and the respective officers, directors and employees of the foregoing.

“Insolvency Event” means, in respect of any Person:

* such Person ceases to carry on its business; or commits an act of bankruptcy or becomes insolvent (as such terms are used in the BIA); or makes an assignment for the benefit of creditors, files a petition in bankruptcy, makes a proposal or commences a proceeding under Insolvency Legislation; or petitions or applies to any tribunal for, or consents to, the appointment of any receiver, trustee or similar liquidator in respect of all or a substantial part of its property; or admits the material allegations of a petition or application filed with respect to it in any proceeding commenced in respect of it under Insolvency Legislation; or takes any corporate action for the purpose of effecting any of the foregoing; or

* any proceeding or filing is commenced against such Person seeking to have an order for relief entered against it as debtor or to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition of it or its debts under any Insolvency Legislation, or seeking appointment of a receiver, trustee, custodian or other similar official for it or any of its property or assets; unless (i) such Person is diligently defending such proceeding in good faith and on reasonable grounds as determined by the Lender and (ii) such proceeding does not in the reasonable opinion of the Lender materially adversely affect the ability of such Person to carry on its business and to perform and satisfy all of its obligations hereunder.

“Insolvency Legislation” means legislation in any applicable jurisdiction relating to reorganization, arrangement, compromise or re-adjustment of debt, dissolution or winding-up, or any similar legislation, and specifically includes for greater certainty the BIA, the Companies’ Creditors Arrangement Act (Canada) and the Winding-Up and Restructuring Act (Canada) and the United States Bankruptcy Code.

“Interest” means interest on loans, stamping fees in respect of bankers' acceptances, the difference between the proceeds received by the issuers of bankers' acceptances and the amounts payable upon the maturity thereof, issuance fees in respect of letters of credit, the interest component of amounts payable under Capital Leases, and any other charges or fees in connection with the extension of credit (and for greater certainty, including capitalized interest), plus standby fees in respect of the unutilized portion of any credit facility; but for greater certainty “Interest” shall not include agency fees, arrangement fees, structuring fees, fees relating to the granting of consents, waivers, amendments, extensions or restructurings, the reimbursement of costs and expenses, and any similar amounts which may be charged from time to time in connection with the establishment, administration or enforcement of credit facilities.

“Interim Financial Statements” in respect of any Person means the unaudited financial statements of such Person on a consolidated basis (and also, on an unconsolidated basis if requested by the Lender) in respect of its most recently completed Fiscal Quarter (and also on a year-to-date basis in respect of such Fiscal Quarter and all previous Fiscal Quarters in the same Fiscal Year).

“Investment” means an Acquisition or any other investment made or held by a Person, directly or indirectly, in another Person (whether such investment was made by the first-mentioned Person in such other Person or was acquired from a third party), including a contribution of capital and including the acquisition or holding of the following: all or substantially all of the assets used in connection with a business; Equity Interests; debt obligations; partnership interests; and investments in joint ventures; provided however that if a transaction would satisfy the definition of “Capital Expenditure” herein and also the definition of “Investment” herein, it shall be deemed to constitute an Investment and not a Capital Expenditure.

“Land” means real property (including a leasehold interest therein) and all buildings, improvements, fixtures and plant situated thereon.

“Laws” means all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, or any provisions of such laws, including general principles of common and civil law and equity or policies or guidelines, to the extent such policies or guidelines have the force of law, binding on the Person referred to in the context in which such word is used; and “Law” means any of the foregoing.

“Leased Properties” means all Land leased by the Companies as tenants from time to time, specifically including as at the date of this Agreement the Land described in Schedule 4.01(k) attached hereto; and “Leased Property” means any of the Leased Properties as the context requires.

“Leases” means the leases pertaining to the Leased Properties.

“Lender” means collectively, Bridging Finance Inc. and its successors and assigns, as agent for and on behalf of the lenders of the Facilities from time to time.

“Lien” means: (i) a lien, charge, mortgage, pledge, security interest or conditional sale agreement; (ii) an assignment, lease, consignment, trust or deemed trust that secures payment or performance of an obligation; (iii) a garnishment; (iv) any other encumbrance of any kind; and (v) any commitment or agreement to enter into or grant any of the foregoing.

“Loan Documents” means this Agreement, the Security and all other agreements, documents, instruments and assurances required or contemplated herein to be provided by any Company.

“MAG” means Mid-American Growers, Inc., a corporation incorporated under the laws of the state of Delaware and a wholly-owned Subsidiary of MichiCann.

“MAG Property” means the Owned Property owned by MAG consisting of approximately 302,000 square feet of greenhouses and approximately 100,000 square feet of processing facility located on approximately 86 acres of land and municipally described as 14240 Greenhouse Avenue, Granville, IL 61326 and as legally described in Schedule 5.01(j).

“Material Adverse Change” means any change or event which: (i) constitutes a material adverse change in the business, operations, financial condition or properties of the Companies taken as a whole (ii) is reasonably likely to materially impair the Companies' ability, taken as a whole, to timely and fully perform their obligations under the Loan Documents, or (iii) is reasonably likely to materially impair the ability of the Lender to enforce its rights and remedies under this Agreement or the Security; and without limiting the generality of the foregoing, the occurrence of any one or more of the following events shall be deemed to constitute a Material Adverse Change: a material Breach; an Insolvency Event; and the issuance of a Demand Notice.

“Material Agreement” means, in respect of any Company, an agreement made between such Company and another Person which if terminated would result in a Breach or a Material Adverse Change, specifically including, as at the date of this Agreement, each agreement listed in Schedule 4.01(n).

“Material Permit” means, in respect of any Company, a licence, permit, approval, registration or qualification granted to or held by such Company which if terminated would result, or would have a reasonable likelihood of resulting, in a Breach or a Material Adverse Change.

“Material Subsidiaries” means all Subsidiaries of the Borrowers from time to time except the Excluded Subsidiaries, and “Material Subsidiary” means any of the Material Subsidiaries as the context requires; and the Material Subsidiaries as at the date of this Agreement are listed in Schedule 4.01(b) under the heading “Material Subsidiaries”.

“Medical Cannabis Jurisdiction” means any jurisdiction in which it is legal to undertake Medical Cannabis – Related Activities. Each of Canada and the States of Michigan, Alaska, California, Colorado, Maine, Massachusetts, Nevada, Oregon, Vermont, Washington, Arizona, Arkansas, Delaware, Florida, Illinois, Montana, New Hampshire, New Mexico, Rhode Island and the District of Columbia and Guam is a Medical Cannabis Jurisdiction as at the date of this Agreement.

“Medical Cannabis-Related Activities” means any activities, including advertising or promotional activities, relating to or in connection with the importation, exportation, cultivation, production, purchase, distribution or sale of Cannabis or Cannabis-related products solely for medical purposes.

“Minor Title Defects” in respect of any Land means encroachments, restrictions, easements, rights-of-way, servitudes and defects or irregularities in the title to such Land which are of a minor nature and which, in the aggregate, will not materially impair the use of such Land for the purposes for which such Land is held by the owner thereof.

“Multiemployer Plan” means a Pension Plan covering employees of a U.S. Company that is described in Section 4001(a)(3) of ERISA to which any U.S. Company or ERISA Affiliate is making, or is accruing an obligation to make, or has accrued an obligation to make contributions within the preceding seven (7) years.

“MichiCann” means MichiCann Medical Inc., a corporation incorporated under the laws of the Province of Ontario.

“Non-Medical Cannabis-Related Activities” means Cannabis-Related Activities other than Medical Cannabis-Related Activities.

“Non-Medical Cannabis Jurisdiction” means any jurisdiction in which it is legal to undertake Non- Medical Cannabis-Related Activities. Each of Canada and the States of Michigan, Alaska, California, Colorado, Maine, Massachusetts, Nevada, Oregon, Vermont, Washington and the District of Columbia and Guam is a Non-Medical Cannabis Jurisdiction as at the date of this Agreement.

“OBCA” means the Business Corporations Act (Ontario).

“Obligations” means, at any time all direct and indirect, contingent and absolute obligations and liabilities of the Borrowers to the Lender under or in connection with this Agreement and the Security (specifically including for greater certainty all Guarantees provided hereunder) at such time, specifically including the Outstanding Advances, all accrued and unpaid interest thereon, and all fees, expenses and other amounts payable pursuant to this Agreement and the Security.

“OFAC” means The Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Original Credit Agreement” means the credit agreement made among MichiCann Medical Inc. and Pharmaco, as borrowers, and the Lender, as lender dated June 4, 2019.

“Outstanding Advances” means, at any time, the aggregate of the Borrowers' obligations to the Lender in respect of the Advances made under the Facilities (or any Tranche thereof if the context requires) which have not been repaid or satisfied at such time.

“Owned Properties” means all Land owned by the Companies from time to time; and “Owned Property” means any of the Owned Properties as the context requires.

“Patriot Act” means Title III of the Pub. L. 107-56 signed into law October 26, 2001.

“PBGC” means the Pension Benefit Guaranty Corporation established pursuant to Section 4002 of ERISA, or any Person succeeding to any or all of its functions under ERISA.

“Pension Plan” means (i) a “pension plan” or “plan” which is subject to the funding requirements of applicable pension benefits legislation in any jurisdiction and is applicable to employees of any Company, or (ii) any pension benefit plan or similar arrangement applicable to employees of any Company.

"Permitted Acquisition" means an Acquisition of shares or other equity interests in a Person (referred to herein as a "share purchase"), or an Acquisition of assets of a Person not in the ordinary course of business (referred to herein as an "asset purchase"), in either case if all of the following criteria are satisfied (except to the extent otherwise agreed in writing by the Lender in its discretion):

*the Lender has been provided with ten (10) days prior written notice of such Acquisition by the Borrowers;

*such Person is engaged in a business similar to the business conducted by the Borrowers in an Approved Jurisdiction;

*the Acquisition shall not be a hostile or unsolicited take-over;

*in the case of a share purchase, upon the completion of such Acquisition (i) all Funded Debt (except Funded Debt which will constitute Permitted Funded Debt hereunder) of such Person shall be repaid and all Liens (except Liens which will constitute Permitted Liens hereunder) affecting the assets of such Person shall be released and discharged; and (ii) such Person shall provide a Guarantee and all other Security required herein to be provided by a Subsidiary of a Borrower hereunder (including registrations, searches, legal opinions and ancillary documentation);

*in the case of an asset purchase, upon the completion of such transaction (i) all Funded Debt (except Funded Debt which will constitute Permitted Funded Debt hereunder) secured by the acquired assets shall be repaid and all Liens (except Liens which will constitute Permitted Liens hereunder) affecting such assets shall be released and discharged; and (ii) all Security required herein to be provided to the Lender in respect of such assets (including registrations, searches, legal opinions and ancillary documentation) shall be provided;

*the Acquisition does not involve the assumption of any material environmental liabilities, and all representations and warranties contained herein with respect to environmental matters shall be true and correct both immediately before and immediately after such Acquisition; and if as a result of the Acquisition any Company will acquire ownership of any Land, the Borrowers shall have provided an environmental warranty and indemnity agreement in form and substance satisfactory to the Lender in respect of such Land which evidences compliance with all such representations and warranties; and

*the Borrowers are in compliance with all covenants and representations and warranties under this Agreement and will remain in compliance after giving effect to such Acquisition; and no material Breach or Material Adverse Change shall have occurred and be continuing or would result from the completion of such Acquisition.

“Permitted Contingent Investment” means the acquisition of an option, warrant, right or other contingent agreement to make an Investment in a Person that is not exercisable, convertible or exchangeable unless and until (i) each jurisdiction in which such Person proposes to carry on Medical Cannabis-Related Activities becomes a Medical Cannabis Jurisdiction; and (ii) each jurisdiction in which such Person proposes to carry on Non-Medical Cannabis-Related Activities becomes a Non-Medical Cannabis Jurisdiction.

“Permitted Funded Debt” means, without duplication: (i) the Outstanding Advances; (iii) Funded Debt secured by Permitted Liens; (iv) Permitted Intercompany Debt; (v) Subordinated Debt and (vi) Subrogated Debt.

“Permitted Intercompany Debt” means indebtedness owing to any Company by any Subsidiary of a Borrower, provided that the Company holding such indebtedness has granted in favour of the Lender (i) a First-Ranking Security Interest in all of its property and assets; and (ii) if requested by the Lender, a subordination, postponement and assignment of such indebtedness and all security in respect thereof, in form and substance satisfactory to the Lender.

“Permitted Liens” means:

(a)Statutory Liens in respect of any amount which is not at the time overdue;

(b)Statutory Liens in respect of any amount which may be overdue but the validity of which is being contested in good faith and in respect of which reserves have been established as reasonably required by the Lender;

(c)Liens or rights of distress reserved in or exercisable under any lease for rent not at the time overdue or for compliance with the terms of such lease not at the time in default; and security deposits given under leases not in excess of three (3) months' rent;

(d)any obligations or duties affecting any Land due to any public utility or to any municipality or government, or to any statutory or public authority, with respect to any franchise, grant, licence or permit in good standing and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on Land under government permits, leases or other grants in good standing; which obligations, duties and defects in the aggregate do not materially impair the use of such property, structures or facilities for the purpose for which they are held;

(e)Liens incurred or deposits made in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations, and warehousemen's, storers', repairers', carriers' and other similar Liens and deposits;

(f)security or letters of credit given to a public utility or any municipality or government or to any statutory or public authority to secure obligations incurred to such utility, municipality, government or other authority in the ordinary course of business and not at the time overdue and not then entitled to be drawn upon;

(g)Liens and privileges arising out of judgments or awards in respect of which: an appeal or proceeding for review has been commenced; a stay of execution pending such appeal or proceedings for review has been obtained; and in respect of which reserves have been established as reasonably required by the Lender;

(h)any Lien in connection with the construction or improvement of any Land or arising out of the furnishing of materials or supplies therefor, provided that such Lien secures moneys not at the time overdue (or if overdue, the validity of which is being contested in good faith and in respect of which reserves have been established as reasonably required by the Lender), notice of such Lien has not been given to the Lender and such Lien has not been registered against title to such Land;

(i)reservations, limitations, provisos, exceptions, restrictions and conditions affecting any Land (expressed in any original grants from the Crown or otherwise) which do not materially impair the value of the said Land or materially affect the use of the said Land for the purpose for which it is being used;

(j)zoning, land use and building restrictions, by-laws, regulations and ordinances of federal, provincial, state, municipal and other Governmental Authorities, licences, easements and/or servitudes rights-of-way, servitudes, restrictive covenants and other land use limitations and rights in the nature of easements affecting any Land (including, without limiting the generality of the foregoing, licences, easements, servitudes, rights-of-way and rights in the nature of easements and/or servitudes for railways, sidewalks, public ways, sewers, drains, gas, steam and water mains or electric light and power, or telephone and telegraph conduits, poles, wires and cables) which do not materially impair the value of the said Land or materially affect the use of the said Land for the purpose for which it is being used;

(k)servicing agreements, development agreements, site plan agreements, and other agreements with Governmental Authorities pertaining to the servicing, use or development of any Land, which do not materially impair the value of the said Land or materially affect the use of the said Land for the purpose for which it is being used;

(l)applicable municipal and other governmental restrictions, including municipal by-laws and regulations affecting the use of any Land or the nature of any structures which may be erected thereon, which do not materially impair the value of the said Land or materially affect the use of the said Land for the purpose for which it is being used;

(m)Minor Title Defects;

(n)Permitted Purchase-Money Security Interests;

(o)the Specific Permitted Liens, including any extension or renewal thereof provided that the amount secured thereby is not increased and the scope of the Lien is not increased to affect any additional property;

(p)the Security;

(q)Liens securing Subordinated Debt, Subrogated Debt or Permitted Intercompany Debt;

(r)in respect of any Leased Property, the rights of the landlord under the lease relating thereto, except to the extent any such rights have been waived in writing by such landlord; and

(s)all leases and or contracts between the Borrowers leasing or providing services for any portion of the Owned Properties and all amendments, revisions, modifications, restatements or terminations thereof;

provided that the use of the term “Permitted Liens” to describe the foregoing Liens shall mean that such Liens are permitted to exist (whether in priority to or subsequent in priority to the Security, as determined by applicable Law); and for greater certainty such Liens shall not be entitled to priority over the Security by virtue of being described in this Agreement as “Permitted Liens”.

“Permitted Purchase-Money Security Interests” means Purchase-Money Security Interests in respect of the purchase, leasing or acquisition of capital equipment in the ordinary course of business, provided that the aggregate amount secured thereby shall not at any time exceed Five Hundred Thousand Dollars ($500,000).

“Person” includes an individual, corporation, partnership, trust, unincorporated association, Governmental Authority or any combination of the above.

“Plan” means any employee pension benefit plan other than a Multiemployer Plan covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Revenue Code that either (i) is maintained by a member of the Controlled Group for employees of a member of the Controlled Group or (ii) has at any time within the preceding seven (7) years been maintained, funded or administered for the employees of any U.S. Company or any current ERISA Affiliates.

“Pharmaco” means Pharmaco, Inc., a corporation incorporated under the laws of the state of Michigan.

“Prohibited Transaction” means any transaction set forth in Section 406 of ERISA or Section 4975 of the Revenue Code, to the extent that such transaction is not otherwise exempt by applicable Law.

“Properties” means the Owned Properties and the Leased Properties.

“Purchase-Money Security Interest” means (i) a lease of any property or asset which in substance constitutes a security interest or (ii) a Lien on any property or asset which is created, issued or assumed to secure the unpaid purchase price thereof, provided that such Lien is restricted to such property or asset and secures an amount not in excess of the purchase price thereof and any interest and fees payable in respect thereof.

“RTO” means the business combination of Tidal, MichiCann and 2690229 Ontario Inc. as more particularly described in the business combination agreement dated May 8, 2019 among Tidal, MichiCann and 2690229 Ontario Inc.

“RWB Properties” mean collectively, the MAG Property and the Subco Property.

“RWB Subco” means RWB Illinois, Inc., a corporation incorporated under the laws of the state of Delaware and a wholly-owned Subsidiary of MichiCann.

“Related Person” in relation to any Person means a subsidiary, affiliate, associate or employee of such Person, or an associate of such employee (the terms “subsidiary”, “affiliate” and “associate” having the respective meanings ascribed thereto in the OBCA).

“Repayment” means a repayment by a Borrower on account of the Outstanding Advances.

“Repayment Notice” means a notice delivered by a Borrower to the Lender committing it to make a Repayment, in the form of Exhibit “D”.

“Reportable Event” means any of the events set forth in Section 4043 of ERISA, other than an event for which the provision of notice has been waived.

“Requirements of Environmental Law” means: (i) obligations under common law; (ii) requirements imposed by or pursuant to statutes, regulations and by-laws whether presently or hereafter in force; (iii) directives, policies and guidelines issued or relied upon by any Governmental Authority to the extent such directives, policies or guidelines have the force of law; (iv) permits, licenses, certificates and approvals from Governmental Authorities which are required in connection with air emissions, discharges to surface or groundwater, noise emissions, solid or liquid waste disposal, the use, generation, storage, transportation or disposal of Hazardous Materials; and (v) requirements imposed under any clean-up, compliance or other order made pursuant to any of the foregoing, in each and every case relating to environmental, occupational health or safety matters including all such obligations and requirements which relate to (A) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation and (B) exposure to Hazardous Materials.

“Responsible Person” means (i) an officer or director of any Company or (ii) any other Person required to hold a security clearance pursuant to the Cannabis Act or the Cannabis Regulations or the equivalent legislation in any Approved Jurisdiction.

“Revenue Code” means the United States Internal Revenue Code of 1986, as amended from time to time, or any successor statute thereto, and the regulations and published interpretations thereof.

“Sanctioned Entity” means (a) a country or a government of a country, (b) an agency of the government of a country, (c) an organization directly or indirectly controlled by a country or its government, (d) a Person resident in or determined to be resident in a country, in each case, that is subject to a country sanctions program administered and enforced by the United States government, including those administered by OFAC, or the United Nations Security Council, the European Union or Her Majesty's Treasury of the United Kingdom or other relevant sanctions authority with jurisdiction over the U.S. Companies and their Subsidiaries.

“Sanctioned Person” means a person named on the list of Specially Designated Nationals maintained by OFAC or other relevant sanctions authority with jurisdiction over a U.S. Company and its Subsidiaries.

“Security” means all guarantees, security agreements, mortgages, debentures and other documents mentioned in Article VI, and all other documents and agreements delivered by the Companies or other Persons to the Lender for the benefit of the Lender from time to time as security for the payment and performance of the Obligations, and the security interests, assignments and Liens constituted by the foregoing.

“Specific Permitted Acquisitions” means the Acquisitions described in Schedule 5.02(e) which have been approved by the Lender as of the date of this Agreement.

“Specific Permitted Liens” means the Liens described in Schedule 4.01(i).

“Statutory Lien” means a Lien in respect of any property or assets of a Company created by or arising pursuant to any applicable legislation in favour of any Person (such as but not limited to a Governmental Authority), including a Lien for the purpose of securing such Company's obligation to deduct and remit employee source deductions and goods and services tax pursuant to the Income Tax Act (Canada), the Excise Tax Act (Canada), the Canada Pension Plan (Canada), the Employment Insurance Act (Canada) and any federal or provincial legislation similar to or enacted in replacement of the foregoing from time to time.

“Subco Property” means the Owned Property owned by RWB Subco consisting of approximately 3,000,000 square feet of greenhouses and approximately 221,498 square feet of office and processing facility located on approximately 142 acres of land acres of land and municipally described as 14240 Greenhouse Avenue, Granville, IL 61326 and as legally described in Schedule 5.01(j).

“Subordinated Debt” means (A) any indebtedness of any Borrower to each other; and (B) any indebtedness of any Company to any Person in respect of which the holder thereof has entered into a subordination and postponement agreement in favour of the Lender, in form and substance satisfactory to the Lender and registered in all places where necessary or desirable to protect the priority of the Security, which shall provide (among other things) that: (i) the holder of such indebtedness may not receive payments on account of principal or interest without the prior written consent of the Lender, except to the extent set out therein (as determined by the Lender in its sole discretion); (ii) any security held in respect of such indebtedness is subordinated to the Security; and (iii) the holder of such indebtedness may not take any enforcement action in respect of any such security without the prior written consent of the Lender.

“Subrogated Debt” means any indebtedness of any Company to any Person in respect of which the holder thereof has entered into a subordination, postponement and assignment agreement in favour of the Lender, in form and substance satisfactory to the Lender and registered in all places where necessary or desirable to protect the priority of the Security, which shall provide (among other things) that: (i) the holder of such indebtedness may not receive payments on account of principal or interest without the prior written consent of the Lender; (ii) any security held in respect of such indebtedness is subordinated to the Security; (iii) the holder of such indebtedness may not take any enforcement action in respect of any such security without the prior written consent of the Lender; and (iv) the holder assigns such indebtedness and security in favour of the Lender as security for the Obligations.

“Subsidiary” means a business entity which is controlled by another business entity (as used herein, “business entity” includes a corporation, company, partnership, limited partnership, trust or joint venture).

“Termination Date” means the date that is eighteen months from the Amendment Closing Date.

“Tidal” means Tidal Royalty Corp., a company formed under the laws of the Province of British Columbia; and its successors and assigns.

“Tranche” means a designated portion of a Facility which is subject to certain additional terms and conditions provided herein.

“Tranche B-1” has the meaning set out in Section 3.02(a).

“Tranche B-1 Limit” means the Equivalent Amount in Canadian Dollars of Fifteen Million One Hundred Fifty Thousand United States Dollars (USD$15,150,000). “Tranche B-2” is defined in Section Error! Reference source not found..

“Tranche B-2 Limit” means the Equivalent Amount in Canadian Dollars of Six Million Eight Thousand United States Dollars (USD$6,008,000).

“Tranche B-3” is defined in Section Error! Reference source not found..

“Tranche B-3 Limit” means the Equivalent Amount in Canadian Dollars of One Million Five Hundred Ninety-Two Thousand United States Dollars ($1,592,000).

“U.S. Companies” means all Companies which are incorporated or organized under the laws of the United States or a state thereof.

“Welfare Plan” means any medical, health, hospitalization, insurance or other employee benefit or welfare plan, agreement or arrangement applicable to employees of any U.S. Company; and includes a “welfare plan” as defined in Section 3(1) of ERISA.

“Year-end Financial Statements” in respect of any Person means the audited financial statements of such Person on a consolidated basis (and also on an unconsolidated basis, if requested by the Lender), including the notes thereto, in respect of its most recently completed Fiscal Year.

1.02      Accounting Principles

Each Borrower hereby advises that it has elected to adopt International Financial Reporting Standards under GAAP, and hereby agrees that it will not change such election without the prior written consent of the Lender. Accordingly, each reference herein to GAAP shall refer to International Financial

Reporting Standards. Unless otherwise provided herein, all financial terms used in this Agreement shall be determined in accordance with GAAP. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other computation is required to be made for the purpose of this Agreement, such determination or calculation shall be made in accordance with GAAP applied on a consistent basis, unless otherwise indicated. If there is a change in GAAP after the date of this Agreement which adversely affects the ability of a Borrower to comply with any financial covenant contained herein, the parties shall discuss whether they wish to amend one or more of the relevant financial covenants to reflect such accounting change. If the parties in their discretion agree to amend any one or more of the financial covenants, such amendment shall be set out in an amendment to this Agreement executed by all parties hereto, together with all ancillary documentation as may be reasonably required by the Lender. If no such amendment is executed and delivered, the financial covenants herein shall be determined in accordance with GAAP in effect as at the date of this Agreement. In such event, the Year-end Financial Statements shall be prepared in accordance with GAAP in effect on the date of such Year-end Financial Statements, and such Borrower shall concurrently deliver to the Lender a reconciliation prepared by its auditor in form and substance satisfactory to the Lender showing all adjustments made to such Year-end Financial Statements in order to determine compliance with such financial covenants on the basis of GAAP in effect on the date of this Agreement.

1.03      Currency References

All amounts referred to in this Agreement are in Canadian Dollars unless otherwise noted.

1.04      References to Statutes

Whenever in this Agreement reference is made to a statute or regulations made pursuant to a statute, such reference shall, unless otherwise specified, be deemed to include all amendments to such statute or regulations from time to time and all statutes or regulations which may come into effect from time to time substantially in replacement for the said statutes or regulations.

1.05      Extended Meanings

Terms defined in the singular have the same meaning when used in the plural, and vice-versa. When used in the context of a general statement followed by a reference to one or more specific items or matters, the term “including” shall mean “including, without limitation”, and the term “includes” shall mean “includes, without limitation”. Any reference herein to the exercise of discretion by the Lender (including phrases such as “in the discretion of”, “in the opinion of”, “to the satisfaction of” and similar phrases) shall mean that such discretion is absolute and unfettered and shall not imply any obligation to act reasonably, unless otherwise expressly stated herein.

1.06      Exhibits and Schedules

The following exhibits and schedules are attached to this Agreement and incorporated herein by reference:

Exhibits

“A”  Drawdown Request

“B”   Repayment Notice

“C-1”MichiCann Compliance Certificate

“C-2”    Pharmaco Compliance Certificate

Schedules

4.01(b) - Corporate Information

4.01(c) -  Subsidiaries

4.01(d) - Pending Corporate Changes

4.01(h) -Material Permits

4.01(i) - Specific Permitted Liens

4.01(j) -  Owned Properties

4.01(k) -Leased Properties

4.01(l) - Intellectual Property

4.01(n) -Material Agreements

4.01(o) -Labour Agreements

4.01(p) -Environmental Matters

4.01(q) - Litigation

4.01(t) -Guarantees

5.02(e) - Specific Permitted Acquisitions

ARTICLE II - FACILITY A

2.01      Establishment of Facility A

The Lender hereby establishes a non-revolving credit facility (“Facility A”) for the Borrowers in a maximum principal amount equal to the Facility A Limit.

2.02      Purpose

The Advance under Facility A shall be used by the Borrowers to repay the Outstanding Advances under the Original Credit Agreement in full on the Amendment Closing Date.

2.03      Non- Revolving Nature

Facility A shall be a non-revolving facility. Subject to the satisfaction of the conditions precedent hereunder, the Borrowers shall be entitled to receive the single Advance under Facility A on the Amendment Closing Date. Any unadvanced portion of Facility A thereafter shall be cancelled.

2.04      Repayment and Prepayment

The Obligations under Facility A shall become due and payable on the earlier of (i) the Termination Date; and (ii) the Acceleration Date.

The Borrowers are permitted to prepay the whole (but not a part) of the Facilities upon thirty (30) days prior written notice to the Lender provided that such prepayment shall include the then outstanding principal amounts under the Facilities plus the equivalent of one month’s Interest, provided however that such additional Interest shall not be payable hereunder if the Facilities have been outstanding for at least nine (9) months from the Amendment Closing Date.

2.05      Availment Option

Subject to the restrictions contained in this Agreement (and in particular, Sections 7.02 and 7.03); the Borrowers shall receive the single Advance hereunder.

2.06      Interest

In respect of the Advances under the Facilities, the Borrowers agree to pay to the Lender Interest at the rate of twelve percent (12%) per annum, calculated and compounded monthly, payable monthly in arrears on the last day of each and every month. The above interest rate shall be applicable prior to the Acceleration Date.

2.07      Extension Option

As long as the Acceleration Date has not occurred, the Borrowers may exercise a maximum of two extensions of the Facilities, each for a period of six (6) months (each an “Extension”). A fee payable of 1.0% of the total amount of the Facilities shall be payable by the Borrowers to the Lender for each Extension on the date the Borrowers advise the Lender of their intention to extend the Facilities.

Notwithstanding the foregoing, no Extension shall be effective unless the Lender shall have received from the Borrowers a certificate of a senior officer of each of them certifying that (i) as of the date of said certificate, no Breach has occurred and is continuing or will result from such Extension; and (ii) the representations and warranties made by the Borrowers in this Agreement are true and correct with the same force and effect as if made on and as of such date (unless stated to relate solely to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date).

ARTICLE III - FACILITY B

3.01      Establishment of Facility B

Subject to the terms and conditions of this Agreement, the Lender hereby establishes a non- revolving credit facility for the Facility B Borrowers (“Facility B”) in the maximum principal amount equal to the Facility B Limit.

3.02      Purpose

(a)Advances under Facility B shall be used by the Facility B Borrowers for any of the following purposes;

(i) A  single  Advance  under  Facility  B  on  the  Amendment  Closing  Date  in  the maximum amount of the Tranche B-1 Limit shall be used by the Facility B Borrowers for the purpose of repaying in full the existing debt owing on the RWB Properties (such Advance being called “Tranche B-1”). Any amount not advanced under Tranche B-1 on the Amendment Closing Date shall thereafter be cancelled;

(ii)  Advances under Facility B in the maximum amount of the Tranche B-2 Limit shall be used by the Facility B Borrowers/MAG for general corporate and working capital purposes (such Advances being called “Tranche B-2”) as approved by the Lender in its sole discretion; and

(iii) A  single  Advance  under  Facility  B  on  the  Amendment  Closing  Date  in  the maximum amount of the Tranche B-3 Limit shall be used by the Facility B Borrowers for the purpose of paying the fees set out herein (such Advances being called “Tranche B-3”). Any amount not advanced under Tranche B-3 on the Amendment Closing Date shall thereafter be cancelled.

3.03      Non- Revolving Nature; Advances

Facility B is a non-revolving facility, and any Repayment under Facility B may not be reborrowed. Tranche B-2 is a non-revolving, reducing Tranche. Each Advance under Tranche B-2 shall be subject to the satisfaction of all applicable conditions precedent as set out herein and the aggregate amount of all Advances under Tranche B-2 shall not exceed the Tranche B-2 Limit at any time.

3.04      Repayment and Prepayment

The Obligations under Facility B shall become due and payable on the earlier of (i) the Termination Date; and (ii) the Acceleration Date.

The Borrowers are permitted to prepay the whole (but not a part) of the Facilities upon thirty (30) days prior written notice to the Lender provided that such prepayment shall include the outstanding principal amount under the Facilities plus the equivalent of one month’s Interest, provided however that such additional Interest shall not be payable hereunder if the Facilities have been outstanding for at least nine (9) months from the Amendment Closing Date.

3.05      Availment Option

Subject to the restrictions contained in this Agreement (and in particular, Sections 7.02 and 7.03); the Borrowers shall receive Advances under Facility B as set out above.

ARTICLE IV - GENERAL CONDITIONS

4.01      Matters relating to Interest

(a)Unless otherwise indicated, interest on any outstanding principal amount shall be calculated monthly and shall be payable monthly in arrears on the last day of each and every month. If the last day of a month is not a Business Day, the interest payment due on such day shall be made on the next Business Day, and interest shall continue to accrue on the said principal amount and shall also be paid on such next Business Day. Interest shall accrue from and including the day upon which the Advance is made or is deemed to have been made, and ending on but excluding the day on which the Advance is repaid or satisfied.

(b)  Unless otherwise stated, in this Agreement if reference is made to a rate of interest, fee or other amount “per annum” or a similar expression is used, such interest, fee or other amount shall be calculated on the basis of a year of three hundred and sixty-five (365) or three hundred and sixty-six (366) days, as the case may be. If the amount of any interest, fee or other amount is determined or expressed on the basis of a period of less than one year of three hundred and sixty-five (365) or three hundred and sixty-six (366) days, as the case may be, the equivalent yearly rate is equal to the rate so determined or expressed, divided by the number of days in the said period, and multiplied by the actual number of days in that calendar year.

(c)Notwithstanding any other provisions of this Agreement, if the amount of any interest, premium, fees or other monies or any rate of interest stipulated for, taken, reserved or extracted under the Loan Documents would otherwise contravene the provisions of section 347 of the Criminal Code (Canada), section 4 or section 8 of the Interest Act (Canada) or any successor or similar legislation, or would exceed the amounts which the Lender is legally entitled to charge and receive under any Law to which such compensation is subject, then such amount or rate of interest shall be reduced to such maximum amount as would not contravene such provision; and to the extent that any excess has been charged or received the Lender shall apply such excess against the Outstanding Advances and refund any further excess amount.

4.02      Notice Periods

(a)Facility B Borrowers shall provide two (2) Business Days’ written notice before 10:00 a.m. Toronto time to the Lender in respect of a in respect of an Advance under Tranche B-2;

(b)The Borrowers shall provide two (2) Business Days’ written notice before 10:00 a.m. Toronto time to the Lender in respect of a Repayment.

(c)Notice of any Repayment referred to in paragraph (b) above shall be given in the form of a Repayment Notice, attached hereto as Exhibit “B”. All such notices shall be given to the Lender at its address set out in Section 10.07(c).

4.03      Place of Advances, Repayments

(a)The Advance to the Borrowers shall be made by the Lender to the Borrowers as may be directed by the Borrowers; and all payments of principal, interest and other amounts to be made by the Borrowers to the Lender pursuant to this Agreement shall be made at such location or such other location in Canada as the Lender may direct in writing from time to time. All such payments received by the Lender on a Business Day before 12:00 noon Toronto time shall be treated as having been received by the Lender on that day; and payments made after such time on a Business Day shall be treated as having been received by the Lender on the next Business Day.

(b)Whenever any payment shall be due on a day which is not a Business Day, the date for payment thereof shall be extended to the next succeeding Business Day. Interest shall continue to accrue and be payable thereon as provided herein, until the date on which such payment is received by the Lender.

4.04      Evidence of Obligations (Noteless Advances)

The Lender shall open and maintain, in accordance with its usual practice, accounts evidencing the Obligations; and the information entered in such accounts shall constitute conclusive evidence of the Obligations absent manifest error. The Lender may, but shall not be obliged to, request the Borrowers to execute and deliver from time to time such promissory notes as may be required as additional evidence of the Obligations.

4.05      Determination of Equivalent Amounts

Whenever it is necessary or desirable in this Agreement to determine the Equivalent Amount in Canadian Dollars of an amount expressed in U.S. Dollars, or vice-versa, the Equivalent Amount shall be determined by reference to the applicable Exchange Rate.

4.06      Withholding Tax Gross-Up

Except as otherwise required by law, all payments made by the Borrowers to the Lender hereunder shall be made without withholding for or on account of any present or future taxes imposed by or within the jurisdiction in which the Borrowers are domiciled, any jurisdiction from which the Borrowers make any payment or any other jurisdiction, or (in each case) any political subdivision or taxing authority thereof or therein (other than taxes in respect of the net income, assets, capital of the Lender, or franchise taxes imposed upon the Lender). If any such withholding is required by law, the Borrowers shall make the withholding, pay the amount withheld to the appropriate Governmental Authority before penalties attach thereto or interest accrues thereon and forthwith pay to the Lender such additional amount as may be necessary to ensure that the net amount actually received by the Lender (after payment of such taxes including any taxes on such additional amount paid) is equal to the amount which it would have received if no amounts had been withheld. The Borrowers’ obligations under this Section shall survive the termination of this Agreement. Notwithstanding the foregoing, however, the Borrowers shall have no obligation to pay any additional amount under this Section to any assignee of the Lender if the assignment to such assignee was made by the Lender in contravention of its obligations under Section 10.11(d).

4.07      Increased Costs

If in respect of any change in or introduction of any law, regulation, order, rule, request or directive (whether or not having the force of law but of a kind which is intended to be generally complied with by banks) or in the interpretation thereof by any authority charged with the administration thereof or by any court of competent jurisdiction:

(a)the Lender incurs a cost (which it would not otherwise have incurred), becomes subject to a tax, or becomes liable to make a payment (calculated with reference to the amount outstanding or available under the Facilities) with respect to continuing to provide or maintain the Facilities (other than a tax imposed on the income of the Lender);

(b)any reserve, special deposit or similar requirement is imposed or increased with respect to the Facilities increasing the cost thereof to the Lender; or

(c)the Lender suffers or will suffer a reduction in the rate of return on its overall capital (other than a reduction by reason of an income tax referred to in (a) above) as a result of the amount of the capital that the Lender is required to maintain being increased or of any change in the manner in which the Lender is required to allocate its resources;

then the Borrowers shall, upon receipt of written notice from the Lender, pay to the Lender such amount as will compensate the Lender for and will indemnify the Lender against such increases in cost or reductions of rate of return accruing after the date of receipt of such notice. The Lender shall provide the Borrowers with a photocopy of the relevant law, regulation, order, rule or directive and provide the Borrowers with a certificate of a duly authorized representative of the Lender setting out the amount and basis for the amount of such additional compensation and basis of calculation thereof, which shall be conclusive and binding absent manifest error.

4.08      Illegality

The obligation of the Lender to make the Advance hereunder shall be suspended if and for so long as it is unlawful or impossible for the Lender to maintain the Facilities hereunder as a result of (i) the adoption of any applicable law, rule or regulation, or any change in any applicable law, rule or regulation, or any change in the interpretation or administration thereof by any Governmental Authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by the Lender with any request or directive (whether or not having the force of law) of any such Governmental Authority, central bank or comparable agency or (ii) the Borrower or any Affiliate becoming subject to any civil or criminal prosecution, enforcement, asset forfeiture or any other civil or criminal enforcement action or proceeding brought by any agency or instrumentality of the United States federal government with respect to an alleged breach of U.S. federal Cannabis Law or by any U.S. state government or local government with respect to any alleged breach of U.S. state or local Cannabis Law.

4.09      Fees

The Borrowers hereby agree to pay the following fees:

(a)a work fee payable to the Lender equal to the Equivalent Amount in Canadian Dollars of One Million Four Hundred Ninety-Two Thousand Five Hundred United States Dollars (USD$1,492,500), plus any applicable taxes on the Amendment Closing Date;

(b)an administrative fee payable to the Lender equal to the Equivalent Amount in Canadian Dollars of One Thousand United States Dollars (USD$1,000), plus any applicable taxes on the Amendment Closing Date; and

(c)an Advance fee payable to the Lender equal to One Thousand Dollars ($1,000), plus any applicable taxes concurrently with each Advance.

ARTICLE V - REPRESENTATIONS AND WARRANTIES

5.01      Representations and Warranties

Each Borrower hereby represents and warrants to the Lender, as each statement relates to it, as follows:

(a)Corporate Status  - Each Company has been duly formed and organized and is validly subsisting under the laws of its jurisdiction of formation and is up-to-date in respect of all material corporate filings.

(b)Corporate Information - Schedule 4.01(b) attached hereto contains the following information in respect of each Company: its corporate history (including all prior names and predecessor corporations), governing jurisdiction, registered office, principal place of business, all locations at which it has a place of business or owns material assets (other than Owned Properties and Leased Properties in respect of which it is the owner or tenant) all Approved Medical Cannabis Jurisdictions and Approved Non-Medical Cannabis Jurisdictions and all locations therein, the number and classes of its issued and outstanding shares, and a list of all shareholders including the number and class of shares held by each.

(c)Subsidiaries - The Companies have no Subsidiaries other than those listed in Schedule 4.01(c) attached hereto. Schedule 4.01(c) identifies those Subsidiaries which as at the date of this Agreement are Material Subsidiaries and those which are not.

(d)No Pending Corporate Changes - Except as disclosed in Schedule 4.01(d), no Person has any agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, including convertible securities, warrants or convertible obligations of any nature, for the purchase of any properties or assets of any Company out of the ordinary course of business or for the purchase, subscription, allotment or issuance of any debt or equity securities of any Company.

(e)No Conflicts under Material Agreements or Material Permits - The execution and delivery by each Company of those Loan Documents to which it is a party, and the performance of its obligations thereunder, will not conflict with, result in a breach of or require any approval or consent under any Material Agreement or Material Permit, other than consents or approvals which have been obtained without imposition of any material conditions.

(f)No Conflict with Charter Documents - There are no provisions in the charter documents or by-laws of any Company or in any unanimous shareholder agreement affecting any of them which restrict or limit its powers to borrow money, issue debt obligations, guarantee the payment or performance of the obligations of others, or otherwise encumber all or any of its property, now owned or subsequently acquired.

(g)Loan Documents - Each Borrower has the corporate capacity, power, legal right and authority to borrow from the Lender, perform its obligations under this Agreement and provide the Security required to be provided by it hereunder. The execution and delivery of the Loan Documents by the Companies and the performance of their respective obligations therein have been duly authorized by all necessary corporate action. This Agreement and the other Loan Documents constitute legal, valid and binding obligations of the Companies, enforceable against them in accordance with the terms and provisions thereof, subject to laws of general application affecting creditors' rights and the discretion of the court in awarding equitable remedies.

(h)Conduct of Business; Material Permits - Each Company is in compliance in all material respects with all applicable Laws (other than U.S. federal Cannabis Laws) of each jurisdiction in which it carries on business and is duly licensed, registered and qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the property owned or leased by it make such qualification necessary (except to the extent that the absence of any such qualification has no adverse effect on the Companies or their respective businesses); and all such licences, registrations and qualifications are valid and subsisting and in good standing. Attached hereto as Schedule 4.01(h) is a true and complete list of all Material Permits as at the Amendment Closing Date. Without limiting the generality of the foregoing:

(i)the Companies do not own assets or carry on business in any jurisdiction which is not an Approved Jurisdiction;

(ii)the Companies do not own assets or carry on any Medical Cannabis-Related Activities in any jurisdiction which is not an Approved Medical Cannabis Jurisdiction; and

(iii)the Companies do not own assets or carry on any Non-Medical Cannabis-Related Activities in any jurisdiction which is not an Approved Non-Medical Cannabis Jurisdiction.

(i)Ownership of Assets; Specific Permitted Liens - Each Company owns, possesses and has a good and marketable title to its undertaking, property and assets, free and clear of any and all Liens except for Permitted Liens. No Company has any commitment or obligation (contingent or otherwise) to grant any Liens except for Permitted Liens. No event has occurred which constitutes, or which with the giving of notice, lapse of time or both would constitute, a material default under any Permitted Lien. Schedule 4.01(i) attached hereto contains a true and complete list of the Specific Permitted Liens.

(j)Owned Properties - Schedule 4.01(j) attached hereto contains a true and complete list of the Owned Properties.

(k)Leased Properties - Schedule 4.01(k) attached hereto contains a true and complete list of the Leased Properties and the Leases relating thereto, including in respect of each lease: the  names of  the  parties;  the description of the Leased Property; the approximate aggregate annual amount of rent and other amounts payable under the lease; and the term and all renewal options available.

(l)Intellectual Property - Each Company owns, licences or otherwise has the right to use all licenses, franchises, permits, registrations, patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights and other forms of intellectual property material to the conduct of its business (in the manner in which it is currently used in the conduct of its business), each of which is in good standing in all material respects; and to its knowledge has the right to use such intellectual property without violation of any rights of others with respect thereto. Attached hereto as Schedule 4.01(l) is a list of all such material intellectual property, including a description of the nature of such rights.

(m)Insurance - The Companies have placed insurance, including property, boiler and machinery, business interruption and liability insurance, in appropriate amounts and for appropriate risks as would be considered commercially reasonable for similar businesses.

(n)Material Agreements - Schedule 4.01(n) attached hereto contains a true and complete list of all Material Agreements to which the Companies are party, including a description of the nature of each Material Agreement. Each said Material Agreement is in good standing and in full force and effect; and the Companies and to its knowledge the other parties thereto are not in material breach of any of the terms or conditions contained therein.

(o)Labour Agreements - Schedule 4.01(o) attached hereto contains a true and complete list of all collective agreements presently in effect between the Companies and any labour union or employee association. Except as listed in Schedule 4.01(o), the Companies are not under any obligation to assume any such contracts to or conduct negotiations with any labour union or employee association with respect to any future agreements, and it is not aware of any current attempts to organize or establish any such labour union or employee association.

(p)Environmental Laws - Except to the extent disclosed in Schedule 4.01(p) attached hereto:

(i)each Company  and  its  business,  operations,  assets,  equipment,  property, leaseholds and other facilities is in compliance in all material respects with all Requirements of Environmental Law, specifically including all Requirements of Environmental Law concerning the storage and handling of Hazardous Materials;

(ii)each Company holds all Material Permits, licenses, certificates and approvals from Governmental Authorities which are required in connection with air emissions, discharges to surface or groundwater, noise emissions, solid or liquid waste disposal, the use, generation, storage, transportation or disposal of Hazardous Materials and all other Requirements of Environmental Law;

(iii) to the best of their knowledge, there has been no material emission, spill, release, or discharge into or upon the air, soils (or any improvements located thereon), surface water or groundwater or the sewer, septic system or waste treatment, storage or disposal system servicing the premises, of any Hazardous Materials at or from any of the Properties;

(iv)  no complaint, order, directive, claim, citation, or notice from any Governmental Authority or any other Person has been received by any Company with respect to any of the Properties in respect of air emissions, spills, releases, or discharges to soils or improvements located thereon, surface water, groundwater or the sewer, septic system or waste treatment, storage or disposal systems servicing any of the Properties, noise emissions, solid or liquid waste disposal, the use, generation, storage, transportation, or disposal of Hazardous Materials or other Requirements of Environmental Law affecting the Properties;

(v)there are no legal or administrative proceedings, investigations or claims now pending, or to the Borrowers' knowledge, threatened, with respect to the presence on or under, or the discharge, emission, spill, radiation or disposal into or upon any of the Properties, the atmosphere, or any watercourse or body of water, of any Hazardous Material; nor are there any material matters under discussion between any Company and any Governmental Authority relating thereto; and there is no factual basis for any such proceedings, investigations or claims; and

(vi)the Companies have no material indebtedness, obligation or liability, absolute or contingent, matured or not matured, with respect to the storage, treatment, cleanup or disposal of any Hazardous Materials, including without limitation any such indebtedness, obligation, or liability under any Requirements of Environmental Law regarding such storage, treatment, cleanup or disposal.

(q)Litigation - Except as disclosed in Schedule 4.01(q) attached hereto, there are no actions, suits or proceedings now pending, or to the Borrowers' knowledge, threatened, against any Company in any court or before or by any federal, provincial, municipal or other Governmental Authority which if determined against any Company could reasonably be expected to result in a Material Adverse Change.

(r) Pension Plans - The Companies have not established any Pension Plans.

(s)Financial Statements - The most recent Year-end Financial Statements and Interim Financial Statements of each Company and MichiCann delivered to the Lender have been prepared in accordance with GAAP on a basis which is consistent with the previous fiscal period, and present fairly:

(i) its assets and liabilities and financial condition as at the dates therein specified;

(ii) its sales, earnings and results of its operations during the periods covered thereby; and

(iii)  in the case of the Year-end Financial Statements, its changes in financial position;

and no Material Adverse Change has occurred since the dates of the said Year-end Financial Statements and Interim Financial Statements, as the case may be.

(t)No Guarantees - No Guarantees have been granted by any Company except for Guarantees which comprise part of the Security, Guarantees in respect of Permitted Funded Debt incurred by any Companies; and the Guarantees listed in Schedule 4.01(t) attached hereto.

(u)Tax Returns - Each Company has duly and timely filed all tax returns required to be filed by it, and has paid all taxes which are due and payable by it. Each Company has also paid all other taxes, charges, penalties and interest due and payable under or in respect of all assessments and re-assessments of which it has received written notice. There are no actions, suits, proceedings, investigations or claims pending (or to the knowledge of any Company, threatened) against any Company in respect of taxes, governmental charges or assessments or any material matters under discussion with any Governmental Authority relating to taxes, governmental charges or assessments asserted by any such Governmental Authority.

(v)Statutory Liens - Each Company has remitted on a timely basis all amounts required to have been withheld and remitted (including withholdings from employee wages and salaries relating to income tax, employment insurance and Canada Pension Plan contributions), goods and services tax and all other amounts which if not paid when due could result in the creation of a Statutory Lien against any of its property, except for Permitted Liens.

(w)No Breach, etc. - No Breach has occurred and is continuing and no Material Adverse Change has occurred since the date of the Original Credit Agreement.

(x)Full Disclosure - There are no facts known to the Borrowers which could materially adversely affect the Companies' ability to observe and perform their respective obligations under this Agreement and the Security.

5.02      Additional Representations and Warranties re U.S. Companies

Each Borrower hereby represents and warrants to the Lender as follows with respect to itself and each other U.S. Company:

(a)Margin Stock - It is not engaged in the business of purchasing or carrying margin stock, or extending credit to others for the purpose of purchasing or carrying margin stock, in violation of any of the provisions of Regulations T, U or X of the Board of Governors of the U.S. Federal Reserve System, and no part of the proceeds of any Advance or any other extension of credit made hereunder will be used to purchase or carry any such margin stock or to extend credit to others for the purpose of purchasing or carrying any such margin stock.

(b)Investment Company - It is not an “investment company” nor a company “controlled” by an “investment company,” nor is it required to register as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(c)ERISA - Compliance by the U.S. Companies with the provisions hereof and the credit events contemplated hereby will not involve any prohibited transactions within the meaning of ERISA or Section 4975 of the Revenue Code. With respect to each Plan, it and each other member of its Controlled Group has fulfilled its obligations under the minimum funding standards of and is in compliance in all material respects with ERISA and the Revenue Code to the extent applicable to it and has not incurred any liability to the PBGC or under Title IV of ERISA, other than a liability to the PBGC for premiums under Section 4007 of ERISA; and it does not have any contingent liabilities with respect to any post-retirement benefits under a Welfare Plan, other than liability for continuation coverage described in article 6 of Title I of ERISA or as required under U.S. State law requirements for health continuation coverage. Neither a Reportable Event nor a Prohibited Transaction has occurred and is continuing with respect to any Plan; no notice of intent to terminate a Plan has been filed, nor has any Plan been terminated; no circumstances exist which constitute grounds entitling the PBGC to institute proceedings to terminate, or appoint a trustee to administer, a Plan, nor has the PBGC instituted any such proceedings; neither it nor any member of its Controlled Group has completely or partially withdrawn from a Multiemployer Plan; it and all members of its Controlled Group have met their minimum funding requirements under ERISA with respect to all of their Plans and the present value of all vested benefits under each Plan exceeds the fair market value of all Plan assets allocable to such benefits, as determined on the most recent valuation date of the Plan and in accordance with the provisions of ERISA; and neither it nor any member of its Controlled Group has incurred any liability to the PBGC under ERISA, in each case, which could reasonably be expected to result in a Material Adverse Change.

(d)OFAC – It is not in violation of any of the country or list based economic and trade sanctions administered and enforced by OFAC. No Borrower nor any other Company (i) is a Sanctioned Person or a Sanctioned Entity, (ii) has any assets located in a country or territory subject to sanctions administered and enforced by OFAC, or (iii) except where such restrictions conflict with applicable Canadian laws, knowingly derives any revenues from investments in, or transactions with Sanctioned Persons or Sanctioned Entities. Except where such restrictions conflict with applicable Canadian laws, no proceeds of any Advance made under this Agreement will knowingly be used to fund any operations in, finance any investments or activities in, or make any payments to, a Sanctioned Person or a Sanctioned Entity.

(e)Patriot Act – To the extent applicable, it is in compliance with the (a) Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, and the Patriot Act. No part of the proceeds of the loans made hereunder will be used by any U.S. Companies or any of their Affiliates, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

(f)Foreign Corrupt Practices Act. Each of the U.S. Companies and each of its Subsidiaries is in compliance in all material respects with the United States Foreign Corrupt Practices Act of 1977, as amended and the U.S. Companies and each Subsidiary has procedures and internal controls reasonably designed to ensure compliance with the United States Foreign Corrupt practices Act of 1977, as amended. No part of the proceeds of the loans made hereunder will be used by the Borrowers, any U.S. Company or any of their Affiliates, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

(g)Beneficial Ownership. The information included in the Beneficial Ownership Certification of each Borrower most recently provided to the Lender is true and correct in all respects.

5.03      Additional Representations re Owned Properties of the Borrowers

Each Borrower hereby represents and warrants to the Lender as follows with respect to each Owned Property owned by it:

(a)each Owned Property has both physical and legal access to a publicly dedicated right of way, either directly or by an easement benefitting such Owned Property;

(b)each Owned Property has peaceful and undisturbed title and title to such Owned Property has never been disputed or questioned, nor are there any facts by reason of which title to, or possession of such Owned Property might be disputed or questioned, or by reason of which any claim to such Owned Property or any portion thereof might be adversely asserted;

(c)it has no notice of any improvements on any Owned Property that encroach over any building or record setback lines, easements or property lines, nor that the improvements by neighbours to any Owned Property encroach over any property lines;

(d)there are no pending land division applications and there have been no recent land divisions affecting any Owned Property; and

(e)it has access to any utility services located on any of the Owned Properties.

5.04      Survival of Representations and Warranties

The Borrowers acknowledge that the Lender is relying upon the foregoing representations and warranties in connection with the establishment and continuation of the Facilities. Notwithstanding any investigations which may be made by the Lender, the said representations and warranties shall survive the execution and delivery of this Agreement until full and final payment and satisfaction of the Obligations.

ARTICLE VI - COVENANTS

6.01      Positive Covenants

Each Borrower hereby covenants and agrees with the Lender that it will, and will cause each of the other Companies to:

(a)Prompt Payment - pay all principal, interest and other amounts due hereunder at the times and in the manner specified herein;

(b) Preservation of Corporate Existence - maintain its corporate existence in good standing, continue to carry on its business, preserve its rights, powers, licences, privileges, franchises and goodwill, exercise any rights of renewal or extensions of any Leases, licences, concessions, franchises or any other rights whatsoever which are material to the conduct of its business, maintain all qualifications to carry on business in each jurisdiction in which such qualifications are required (except to the extent that the failure to obtain any such qualification would have no adverse effect on the Companies or their respective businesses) and carry on and conduct its business in a proper and efficient manner so as to protect its property and income; and not materially change the nature of its business;

(c)Compliance with Laws - comply in all material respects with all applicable Laws (other than U.S. federal Cannabis Laws but specifically including, for greater certainty, all applicable Requirements of Environmental Law), use the proceeds of the Advance hereunder for legal and proper purposes, and obtain and maintain in good standing all material Leases, licences, permits and approvals from any and all Governmental Authorities required in respect of its business and operations; and without limiting the generality of the foregoing, the Borrowers shall and shall cause each other Company to:

(i)  manage and operate its business in all material respects in accordance with all applicable Laws;

(ii)engage in Medical Cannabis-Related Activities only in Approved Medical Cannabis Jurisdictions, and in accordance with all applicable Laws therein;

(iii)engage in Non-Medical Cannabis-Related Activities only  in Approved Non- Medical Cannabis Jurisdictions, and in accordance with all applicable Laws therein;

(iv)ensure that all activities of the Companies relating to the sale of Cannabis and Cannabis-related products occur solely in facilities licensed by Governmental Authorities in Approved Jurisdictions;

(d)Payment of Taxes, etc. - pay when due all material rents, taxes, rates, levies, assessments and governmental charges, fees and dues lawfully levied, assessed or imposed in respect of its property and deliver to the Lender upon request receipts evidencing such payments; except for any such amounts being contested in good faith and in respect of which reserves have been established as reasonably required by the Lender; if the Lender determines, acting reasonably, that a Borrower is not paying when due all amounts owing to any Governmental Authority, the Lender may establish an escrow account and collect such amounts on behalf of the Borrowers and remit such amounts to the appropriate Governmental Authority;

(e)Maintain Records - maintain adequate books, accounts and records in accordance with GAAP;

(f)Maintenance of Properties - keep its property and assets in good repair and working condition;

(g)Inspection - permit the Lender and its employees and agents upon reasonable notice to the Borrowers to enter upon and inspect its properties, assets, books and records from time to time during normal business hours and make copies of and abstracts from such books and records, and discuss its affairs, finances and accounts with its officers, directors, accountants and auditors; and without limiting the generality of the foregoing it will permit the Lender and its agents to conduct environmental investigations of its properties and assets from time to time at the expense of the Borrowers; and it agrees to execute and deliver all consents and further assurances as may be necessary in order for the Lender or its agents to obtain information from Government Authorities, other third parties  (including without limitation directors and officers of the Borrowers), which may from time to time be held by such Governmental Authorities, officers and/or directors of the Borrowers and other third parties on behalf of the Borrowers in respect of all matters, including its books, records and any environmental matters;

(h) Insurance  Coverage  -  obtain  from  financially  responsible  insurance  companies  and maintain liability insurance, all-risks property insurance on a replacement cost basis (less a reasonable deductible not to exceed amounts customary in the industry for similar businesses and properties), business interruption insurance and insurance in respect of such other risks as the Lender may reasonably require from time to time; all of which policies of insurance shall be in such amounts as may be reasonably required by the Lender and shall include a standard mortgage clause approved by the Insurance Bureau of Canada in respect of property insurance; and the Lender’s interest shall be noted as an additional insured on all liability insurance policies and as first mortgagee and loss payee on all other insurance policies; and the Lender shall be provided with certificates of insurance and certified copies of such policies from time to time upon request;

(i)Perform Obligations - fulfil all covenants and obligations required to be performed by it under those Loan Documents to which it is a party and any other agreement or undertaking now or hereafter made between it and the Lender in respect of the Facilities;

(j)Notice of Certain Events - provide prompt notice to the Lender of: (i) the occurrence of any material Breach or Material Adverse Change; (ii) the incorrectness of any representation or warranty contained herein in any material respect; (iii) any material contravention of or non-compliance by any Company with any terms and conditions of any Loan Document; (iv) any Material Adverse Change; (v) any material litigation affecting any Company; (vi) any material labour dispute affecting any Company; (vii) any notice of a payment default or other material default in respect of any Funded Debt of any Company; (viii) any notice in respect of the termination or suspension of, or a material default under, any Material Agreement or Material Permit; or (ix) any changes in the identity of any  Responsible Persons, together with satisfactory evidence of security clearances for such Responsible Persons under the Cannabis Act or the Cannabis Regulations or any other applicable Laws; and any rejection notice for new or renewal security clearance applications for each Responsible Person;

(k)RTO – use all proceeds of the Concurrent Financing, if any, received by MichiCann up to the Facility A Limit and Facility B Limit to be held in trust by MichiCann in the Bank Account and applied towards the repayment the Obligations hereunder;

(l)ERISA - in the case of the U.S. Companies, promptly pay and discharge all obligations and liabilities arising under ERISA of a character which if unpaid or unperformed might result in the imposition of a Lien against any of its properties; promptly notify the Lender of (i) any Borrower becoming aware of the occurrence of any Reportable Event with respect to a Plan, (ii) receipt of any notice from the PBGC of its intention to seek termination of any Plan or appointment of a trustee therefor, (iii) its intention to terminate or withdraw from any Plan, and (iv) the occurrence of any event with respect to any Plan which would result in the incurrence by it or any Subsidiary of any material liability, fine or penalty, or any material increase in its contingent liability with respect to any post-retirement Welfare Plan benefit; and

(m)Further Assurances - provide the Lender with such further information, financial data, documentation and other assurances as the Lender may reasonably require from time to time in order to ensure ongoing compliance with the terms of this Agreement and to achieve the spirit and intent of this Agreement.

6.02      Negative Covenants

Each Borrower hereby covenants and agrees with the Lender that it will not, and will ensure that each of the other Companies does not, without the prior written consent of the Lender (which consent may be withheld in the sole discretion of the Lender):

(a) Funded Debt - create, incur or assume any Funded Debt, except Permitted Funded Debt;

(b)Liens - grant or suffer to exist any Liens in respect of any of its property, except Permitted Liens. For clarity, amendments, revisions, modifications, restatements or terminations of any leases and or contracts between Borrowers leasing or providing services for any portion of the Owned Properties do not require the written consent of the Lender;

(c)Disposition of Assets - directly or indirectly sell or otherwise dispose of any of its assets, except assets, excluding Owned Properties (but including the real property municipally known as 20481/20477 Schaefer Highway, Detroit, Michigan, United States) may be sold in the ordinary course of business; and any amounts received by the Borrowers in connection with the sale of such real property or assets sold in the ordinary course of business may be retained by the Borrowers;

(d)Guarantees - become obligated under Guarantees (other than Guarantees which comprise part of the Security);

(e)Investments, Capital Expenditures and Distributions - make or acquire any Investments, make or incur Capital Expenditures, make any Distributions, except that if no Breach or Material Adverse Change has occurred and is continuing or would occur as a result of any proposed Investment, Capital Expenditure or Distribution (as applicable):

(i) Investments may be made by any Company in any Person which was already a Company immediately prior to such Investment, provided that the Company in which the Investment is made has provided all Security required to be provided by it hereunder; or

(ii) the Companies may make Distributions to each other; or

(iii)  the Companies may make Permitted Contingent Investments (provided that such Permitted Contingent Investment must be in an Approved Jurisdiction); or

(iv) any Company may make a Permitted Acquisition; or

(v) any Company may make a Specific Permitted Acquisition set out in Schedule 5.02(e);

provided however, if the Borrowers provide written request for consent to an Investment which is not permitted hereunder and the Borrowers do not receive a written response from the Lender within the three (3) Business Days immediately proceeding receipt by the Lender of such written request, the Lender shall have been deemed to consent to such Investment;

(f)Subordinated Debt and Subrogated Debt – make any payment in respect of principal, interest, fees or any other amounts in respect of Subordinated Debt or Subrogated Debt or agree or consent to any material amendment in respect of the terms and conditions thereof; in each case except if immediately before each such payment no Breach or Material Adverse Change has occurred and is continuing and no Breach or Material Adverse Change would occur as a result of such payment, and then only to the extent permitted under the subordination and postponement agreement relating thereto;

(g)Corporate Changes – not materially change the nature of its business, maintain a place of business or any material assets in any jurisdiction other than the Province of Ontario, and the States of Michigan and Illinois, enter into any transaction whereby all or a substantial portion of its undertaking, property and assets would become the property of any other Person, whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise, in each case without the prior written consent of the Lender in its sole discretion;

(h) Fiscal Year - change its Fiscal Year (which for greater certainty presently ends on the last day of December in each year);

(i)  Auditors – change its auditors from a firm that is not a nationally recognized auditing firm, except with the prior written consent of the Lender which shall not be unreasonably withheld;

(j)Use of Advance - use the proceeds of any Advance for any purposes other than those expressly contemplated in this Agreement;

(k)Developer Fees – pay any developer fees in respect of the RWB Properties, provided that the Facility B Borrowers may pay management fees in the normal course which have been approved by the Lender in its sole discretion;

(l) Dealing with Related Persons - enter into any contract with any Related Person unless all terms and conditions thereof (specifically including the price) are commercially reasonable; or

(m)Hedging Agreements - enter into or be a party to any hedging agreement with any Person.

6.03      Reporting Requirements

Each Borrower shall deliver to the Lender the following financial and other information, applicable to such Borrower, at the times indicated below:

(a)revenue reports from Pharmaco generated by Bio Track THC and QuickBooks for each location in which Pharmaco operates its business by the fifteenth (15th) day after the end of each calendar month (including all supporting documentation and calculations to support such reports);

(b)certified bank statements for each calendar month from the Borrowers by the 15th  day after the end of each Fiscal Quarter;

(c)the Interim Financial Statements of Pharmaco and Michicann by the 45th day after the end of each Fiscal Quarter in each year (for greater certainty Interim Financial statements will also be required at the end of the fourth Fiscal Quarter) accompanied by a Compliance Certificate certified by the Chief Financial Officer of each of Pharmaco and MichiCann or other senior officer of each of Pharmaco and MichiCann acceptable to the Lender in the form set out in Exhibit “A” attached hereto;

(d)the Year-end Financial Statements of the Pharmaco and Michicann by the 120th day after the end of each Fiscal Year accompanied by a Compliance Certificate certified by the Chief Financial Officer of each of Pharmaco and MichiCann or other senior officer of each of

Pharmaco and MichiCann acceptable to the Lender in the form set out in Exhibit “A” attached hereto; and

(e)such other additional information and documents as the Lender may reasonably require from time to time.

ARTICLE VII - SECURITY

7.01      Security

The Borrowers agree to provide (or cause to be provided) the security listed below as continuing security for the payment and performance of all present and future, direct and indirect, indebtedness and obligations of the Companies to the Lender, specifically including the Obligations:

(a)a Guarantee from each Company in respect of all present and future, direct and indirect, indebtedness and obligations of the Borrowers to the Lender, each such Guarantee to be in an unlimited amount except to the extent set out in Section 6.02 below or otherwise agreed by the Lender;

(b)a general security agreement from each Company, creating a First-Ranking Security Interest in respect of all its property, assets and undertaking;

(c)a mortgage or deed of trust from Pharmaco creating a First- Ranking Security Interest in respect of each Owned Property, each in a maximum principal amount of not less than Twenty-Seven Million United States Dollars (USD$27,000,000) as security for all Obligations arising under or in connection with the Facilities;

(d)  a mortgage from RWB Subco creating a First- Ranking Security Interest in respect of the Subco Property in a maximum principal amount of not less than Forty Nine Million Seven Hundred Fifty Thousand United States Dollars (USD$49,750,000), as security for all Obligations arising under or in connection with the Facilities;

(e)a mortgage from MAG creating a First- Ranking Security Interest in respect of the MAG Property in a maximum principal amount of not less than Forty Nine Million Seven Hundred Fifty Thousand United States Dollars (USD$49,750,000), as security for all Obligations arising under or in connection with the Facilities;

(f)a general assignment of rents and leases from RWB Subco creating a First- Ranking Security Interest in respect of all rents, leases, tenancies, agreements to lease, offers to lease, etc., in respect of the Subco Property;

(g)a general assignment of rents and leases from MAG creating a First- Ranking Security Interest in respect of all rents, leases, tenancies, agreements to lease, offers to lease, etc., in respect of the MAG Property;

(h)  if requested by the Lender from time to time, debentures, mortgages or deeds of trust or other forms of security required by the Lender from each other Company to create a First- Ranking Security Interest over all Land in which it has a freehold or leasehold interest;

(i) an environmental warranty and indemnity agreement from Pharmaco in respect of the Owned Properties owned by it;

(j) an environmental warranty and indemnity agreement from the Facility B Borrowers and MichiCann in respect of the RWB Properties;

(k)if requested by the Lender from time to time, a specific assignment by each Company of all rights and benefits arising under each Material Agreement to which it is a party, accompanied by a consent agreement from the other contracting party thereto in form and substance satisfactory to the Lender;

(l)  security agreements creating an assignment and First-Ranking Security Interest in respect of each Company’s rights to and interest in intellectual property; and the Borrowers agree to use commercially reasonable efforts to obtain any necessary consents from other Persons which may be required in connection with the granting of such assignment and security interest in any intellectual property considered by the Lender to be material;

(m)a Control Agreement in respect of each bank account and securities account maintained by any U.S. Company;

(n) an assignment by each Company of its interest in all policies of insurance in which it may have an interest; and

(o) such other security and further assurances as the Lender may reasonably require from time to time.

7.02      Limitations on Guarantees from U.S. Subsidiaries

Each Guarantee provided by a U.S. Company shall be limited to the largest amount that would not render the obligations such U.S. Company thereunder subject to avoidance as a fraudulent transfer or conveyance under the United States Bankruptcy Code, 11 U.S.C. §548 or any applicable provisions of comparable state law.

7.03      Security to be Provided by Others

The Borrowers agree to provide, or cause to be provided to the Lender, from time to time:

(a)a limited recourse Guarantee in respect of the Obligations from each shareholder of Pharmaco (except Oakshire Holdings Limited), together with a security agreement from such shareholder creating a First-Ranking Security Interest in respect of all present and after-acquired shares in the capital of Pharmaco held by such shareholder (the Lender’s recourse under such Guarantee being limited to enforcement of the said security interest);

(b)  a Guarantee from MichiCann in respect of all present and future, direct and indirect, indebtedness and obligations of the Borrowers to the Lender, in an unlimited amount or as otherwise agreed to by the Lender;

(c)a general security agreement from MichiCann, creating a First-Ranking Security Interest in respect of all its property, assets and undertaking, including without limitation, a pledge of all issued and outstanding shares in the capital of the Facility B Borrowers as security for its Guarantee;

(d)a security agreement from MichiCann creating an assignment and First-Ranking Security Interest in the senior secured convertible debenture dated January 4, 2019 by Pharmaco as the company, and MichiCann, as the holder;

(e)an environmental warranty and indemnity agreement from the Facility B Borrowers and MichiCann in respect of the RWB Properties;

(f)a subordination and postponement agreement from each holder of any indebtedness which is intended to constitute Subordinated Debt, including, without limitation, Tidal;

(g) a subordination, postponement and assignment agreement from MichiCann;

(h)  a subordination, postponement and assignment agreement from each holder of any indebtedness which is intended to constitute Subrogated Debt; and

(i) upon completion of the RTO, MichiCann and Tidal shall jointly and severally provide a non-recourse “carve-out” Guarantee in respect of the Obligations of the Borrowers. Such Guarantee shall provide that each of MichiCann and Tidal shall be liable for any losses incurred by the Lender in respect of, among other things, fraud, misappropriation of funds, waste, environmental risk, gross negligence, wilful misconduct, change of control of any Borrower without Lender consent; improper assignment of the credit facilities and any violation of Cannabis Laws. Notwithstanding the foregoing, should an Insolvency Event occur in respect of any Borrower, the Guarantee shall become full recourse.

7.04      Security to be Provided by Future Material Subsidiaries

The Borrowers agree to cause each corporation which becomes a Material Subsidiary after the date of this Agreement to provide in favour of the Lender all Guarantees and Security of the same nature described in Section 7.01 within thirty (30) days after becoming a Material Subsidiary.

7.05      General Provisions re Security; Registration

The Security shall be in form and substance satisfactory to the Lender in its sole discretion. The Lender may require that any item of Security be governed by the laws of the jurisdiction where the property subject to such item of Security is located. The Security shall be registered by the Borrowers where necessary or desirable to record and perfect the charges contained therein, as determined by the Lender in its sole discretion.

7.06      Opinions re Security

The Borrowers shall cause to be delivered to the Lender the opinions of the solicitors for the Companies and MichiCann regarding their corporate or partnership status (as applicable), the due authorization, execution and delivery of the Security provided by them, all registrations in respect of the

Security and the enforceability of such Security; all such opinions to be in form and substance satisfactory to the Lender.

7.07      After-Acquired Property, Further Assurances, Filing Authorization

Each Borrower shall execute and deliver from time to time, and cause each of its Material Subsidiaries to execute and deliver from time to time, all such further documents and assurances as may be reasonably required by the Lender from time to time in order to provide the Security contemplated hereunder, specifically including: supplemental or additional security agreements, intellectual property security agreements, and assignments and pledge agreements which shall include lists of specific assets to be subject to the security interests required hereunder. For greater certainty, if MichiCann and Pharmaco become Affiliates at any time, the Lender may require that MichiCann provide an environmental warranty and indemnity agreement in form and substance satisfactory to the Lender in respect of all Owned Property of Pharmaco at such time.

Each Company hereby authorizes the Lender or its counsel to file, and if requested will deliver to the Lender or its counsel, all financing statements and other documents and take such other actions as may from time to time be requested by the Lender in order to maintain a first perfected security interest in the Collateral.   Any financing statement filed by the Lender may be filed in any filing office in any relevant jurisdiction and may (i) indicate the Collateral (1) as all assets of such Company or words of similar effect, regardless of whether any particular asset comprised in the Collateral falls within the scope of Article 9 of the UCC or such jurisdiction, or (2) by any other description which reasonably approximates the description contained in this Security Agreement, and (ii) contain any other information required by part 5 of Article 9 of the UCC for the sufficiency or filing office acceptance of any financing statement or amendment, including whether such Company is an organization, the type of organization and any organization identification number issued to the grantor.

7.08      Insurance Proceeds

If insurance proceeds become payable in respect of loss of or damage to any property owned by a Company:

(a)  on the Acceleration Date, the Lender shall apply all such proceeds against the Obligations;

(b)  before the Acceleration Date, if such proceeds are less than Five Hundred Thousand Dollars ($500,000), the Lender agrees to consent to the payment of such proceeds to such Company if:

(i)such property has been repaired or replaced and the proceeds will reimburse the Company for payments it has made for such purpose; or

(ii)the Company confirms in writing to the Lender that it will forthwith use such proceeds to repair or replace such property; and

(c)if the Acceleration Date has not occurred, and such proceeds are equal to or greater than Five Hundred Thousand Dollars ($500,000), the Lender shall apply such proceeds against the Obligations unless the Lender has agreed in writing, in its sole discretion, that such proceeds shall be used to replace the property.

ARTICLE VIII - CONDITIONS PRECEDENT

8.01      Conditions Precedent to Amendment

The amendments to the Original Credit Agreement reflected in this Agreement shall not become effective until the date on which all of the following conditions have been satisfied (the "Amendment Closing Date"), in each case to the satisfaction of the Lender in its sole discretion:

(a) all conditions precedent set out in section 8.02 shall have been satisfied;

(b) the Lender shall have completed and shall be satisfied with its due diligence in respect of the Facility B Borrowers and the RWB Properties; and without limiting the generality of the foregoing the Lender shall be satisfied with:

(i)  the Facility B Borrowers’ proposed financial, operating and quality management systems, including evidence that such systems will satisfy all applicable requirements of Governmental Authorities;

(ii)  the terms and conditions of all Material Agreements of the Facility B Borrowers;

(iii)the terms and conditions of all Material Permits in respect of the Facility B Borrowers and the RWB Properties, specifically including Material Permits in respect of (A) cultivation; (B) manufacturing; and (C) the operation of provisioning centres, ;

(iv) a copy of MAG’s licence under applicable Cannabis Regulations, together with copies of all material correspondence exchanged between MAG and Governmental Authorities relating thereto;

(v)reasonably satisfactory evidence that all required zoning is in place in respect of the RWB Properties to permit the operations of MAG, including without limitation, copies of all municipal and county approvals;

(vi)reasonably satisfactory evidence of the income generated by the RWB Properties;

(vii)reasonably satisfactory evidence that there are no arrears of property tax with respect to any Owned Properties, including the RWB Property;

(viii) a  fully-executed  copy  of  the  agreement  of  purchase  and  sale  of  each  RWB Property;

(ix) the Lender shall have conducted and be satisfied with a site visit of the Owned Properties, including the RWB Properties if desired;

(c)the Lender shall have received reasonably detailed financial projections from the Facility B Borrowers showing all anticipated costs to be incurred by Facility B Borrowers in respect of the RWB Properties and Facility B Borrowers’ anticipated repayment plan for such costs;

(d)the Lender shall have received evidence of all costs incurred up to the Amendment Closing Date in respect of the RWB Properties, including copies of all invoices relating thereto;

(e)the Lender shall have received copies of all tax returns from the Borrowers and MichiCann in respect of the most recent three (3) Fiscal Years, to the extent available;

(f)the Lender shall have received the Year-End Financial Statements in respect of the three (3) most recent Fiscal Years of the Borrowers and MichiCann and the Interim Financial Statements in respect of the three previous Fiscal Quarters, to the extent available;

(g)the Lender shall have received revenue reports from Pharmaco generated by Bio Track THC and QuickBooks for each location in which Pharmaco operates its business (either in excel or portable document format (PDF));

(h) no Material Adverse Change shall have occurred since the date of the Original Credit Agreement;

(i) the Lender shall have received an ALTA survey in respect of each RWB Property indicating its dimensions and boundaries, the location of all building thereon and all encroachments, easements and rights-of-way, together with a surveyor’s certificate in form and substance satisfactory to the Lender;

(j)the Lender shall have received an up-to-date appraisal in respect each RWB Property by an AACI appraiser in form and substance satisfactory to the Lender, together with a transmittal letter from such appraiser addressed to the Lender permitting the Lender to relying thereon;

(k)the Lender shall have received a satisfactory phase 1 environmental site assessment report (and also, if recommended in such report, a phase 2 environmental site assessment report) in respect of each RWB Property, completed by an environmental engineer satisfactory to the Lender and, together with a transmittal letter signed by such engineer which permits the Lender to rely thereon;

(l)  the Lender shall have received a copy of the ownership chart of the Borrowers;

(m) the Lender shall have received copies of all Leases in respect of the RWB Properties;

(n) the Lender shall have received a report of an insurance consultant confirming that the Borrowers maintain satisfactory insurance as required herein;

(o)  the Lender shall have received evidence that the Facilities do not as of the Amendment Closing Date exceed 50% of the Lender’s estimate of value of the Owned Properties and the business and operations of the Borrowers;

(p)  the Lender shall have received evidence that at least Thirty Five Million Dollars ($35,000,000) in equity has been injected into MichiCann;

(q) the Lender shall have received an officer's certificate and certified copies of resolutions of the board of directors of each Borrower and MichiCann concerning the due authorization, execution and delivery of the Loan Documents to which it is a party, and such related matters as the Lender may reasonably require;

(r)no litigation is pending or threatened in writing against one or more of the Companies that, if decided adversely, could constitute a Material Adverse Change;

(s)all Security required to be provided prior to the Amendment Closing Date shall have been executed and delivered, all registrations necessary or desirable in connection therewith shall have been made, and all legal opinions and other documentation required by the Lender in connection therewith shall have been executed and delivered, all in form and substance satisfactory to the Lender;

(t) the Companies shall have no Funded Debt except Permitted Funded Debt;

(u) he Lender shall have received satisfactory evidence that there are no Liens affecting the Facility B Borrowers or their assets except Permitted Liens; and the Lender shall have received particulars of all Permitted Liens, specifically including the assets encumbered thereby, the amounts due thereunder, and if requested by the Lender, confirmation from the holders thereof that the terms thereof are being complied with;

(v)any necessary governmental, regulatory and third party approvals necessary in connection with this Agreement and the transactions contemplated therein shall have been given unconditionally and without containing any onerous terms;

(w)the Facility B Borrowers shall have satisfied all requirements of the Lender under anti- money laundering and know-your-client Laws;

(x)a good standing, status or compliance certificate (as applicable) for each Borrower and MichiCann shall have been provided each dated as of the date no earlier than three (3) days prior to the Amendment Closing Date from the applicable government office in the jurisdiction of its incorporation and each jurisdiction in which it is qualified to do business;

(y)the Lender shall have received opinions from the solicitors for each Borrower and MichiCann regarding its corporate status, the due authorization, execution, delivery and enforceability of the Loan Documents provided by it, and such other matters as the Lender may reasonably require, in form and substance satisfactory to the Lender;

(z)the Lender shall have received a title opinion in respect of each RWB Property containing such matters as are typical for a financing of this type; or title insurance may be obtained in lieu thereof;

(aa)the Borrowers shall have paid to the Lender all fees and expenses (including the Lender’s reasonable legal expenses) relating to this Agreement;

(bb) no third party demand or garnishment order for payment to any Governmental Authority shall have been received by the Lender in respect of any Company unless the amount of such demand or order is not material and arrangements satisfactory to the Lender have been established to avoid any loss of priority with respect to the Security; and

(cc)the Lender shall have received such additional evidence, documents or undertakings as it may reasonably require to complete the transactions contemplated hereby in accordance with the terms and conditions contained herein.

8.02      Conditions Precedent to all Advances

The Lender shall have no obligation to make the first Advance or any subsequent Advance unless at the time of each such Advance, the following terms and conditions shall have been satisfied:

(a)the applicable Borrower shall have given a Drawdown Request to the Lender in accordance with the notice requirements provided herein;

(b)  the representations and warranties in Section 6.01 shall be true and correct in all material respects on the date of the Advance as if made on that date; and

(c)no Breach or Material Adverse Change shall have occurred and be continuing nor will the making of the Advance result in a Breach or Material Adverse Change.

ARTICLE IX - DEFAULT AND REMEDIES

9.01      Acceleration; Additional Interest

The Lender may demand immediate payment of the Obligations at any time in its sole discretion, by Demand Notice to the Borrowers.   In addition, the Obligations shall become immediately due and payable upon the occurrence of an Insolvency Event, without the necessity of any Demand Notice to the Borrowers by the Lender. After notice of a Breach that has occurred and is continuing has been sent to the Borrowers and after any reasonable cure periods provided for in such notice have passed, all Outstanding Advances shall bear interest or fees at the rates otherwise applicable plus five percent (5%) per annum in order to compensate the Lender for the additional risk.

9.02      Application of Monies

Upon the occurrence and during the continuation of a Breach, the Lender may apply any proceeds of realization of the Security against any portion or portions of the Obligations, and the Borrowers may not require any different application. The taking of a judgment or any other action or dealing whatsoever by the Lender in respect of the Security shall not operate as a merger of any of the Obligations hereunder or in any way affect or prejudice the rights, remedies and powers which the Lender may have, and the foreclosure, surrender, cancellation or any other dealing with any Security or the said obligations shall not release or affect the liability of the Borrowers or any other Person in respect of the remaining portion of the Obligations.

9.03      No Further Advances

The Lender shall not be obliged to make any further Advances from and after the earliest to occur of the following: (i) delivery by the Lender to the Borrowers of a Demand Notice or a Breach has occurred and is continuing and that as a result thereof no further Advances will be made (whether or not such notice also requires immediate repayment of the Obligations); (ii) the occurrence of an Insolvency Event; or (iii) receipt by the Lender of any garnishment notice, notice of a Statutory Lien or other notice of similar effect in respect of any Company pursuant to the Income Tax Act (Canada), the Excise Tax Act (Canada) or any similar notice under any other statute unless the amount of such demand or order is not material and arrangements satisfactory to the Lender have been established to avoid any loss of priority with respect to the Security.

9.04      Judgment Currency

If for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement it becomes necessary for the Lender to convert into the currency of such jurisdiction (in this Section called the “Judgment Currency”) any amount due to the Lender by a Borrower hereunder in any currency other than the Judgment Currency, then conversion shall be made at the Exchange Rate prevailing on the Business Day before the day on which judgment is given. In the event that there is a change in the Exchange Rate prevailing between the Business Day before the day on which the judgment is given and the date of payment of the amount due, such Borrower will, on the date of payment, pay such additional amounts (if any) or be entitled to receive reimbursement of such amount, if any, as may be necessary to ensure that the amount paid on such date is the amount in the Judgment Currency which when converted at the Exchange Rate prevailing on the date of payment is the amount then due under this Agreement in such other currency. Any additional amount due by such Borrower under this Section will be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Agreement.

9.05      Remedies Cumulative

All of the rights and remedies granted to the Lender in this Agreement, and any other documents or instruments in existence between the parties or contemplated hereby, and any other rights and remedies available to the Lender at law or in equity, shall be cumulative. The exercise or failure to exercise any of the said remedies shall not constitute a waiver or release thereof or of any other right or remedy, and shall be non-exclusive.

9.06      Performance of Covenants by Lender

If any Borrower fails to perform any covenant or obligation to be performed by it pursuant to this Agreement, the Lender may in its sole discretion, after written notice to such Borrower, perform any of the said obligations but shall be under no obligation to do so; and any amounts expended or advanced by the Lender for such purpose shall be payable by such Borrower upon demand together with interest at the highest rate then applicable to the Facilities.

ARTICLE X - GENERAL

10.01    Waivers

The failure or delay by the Lender in exercising any right or privilege with respect to the non- compliance with any provisions of this Agreement by the Borrowers and any course of action on the part of the Lender, shall not operate as a waiver of any rights of the Lender unless made in writing by the Lender. Any such waiver shall be effective only in the specific instance and for the purpose for which it is given and shall not constitute a waiver of any other rights and remedies of the Lender with respect to any other or future non-compliance.

10.02    Lender’s Expenses

Whether or not the transactions contemplated by this Agreement are completed or the Advance has been made, the Borrowers agree to pay on demand by the Lender all reasonable out-of-pocket expenses incurred by it, including reasonable legal expenses and other direct out-of-pocket expenses, in connection with this Agreement, the Security and all documents contemplated hereby, specifically including: reasonable expenses incurred by the Lender in respect of due diligence, appraisals, insurance consultations, credit reporting and responding to enquiries made by any Governmental Authority; reasonable legal expenses in connection with the preparation and interpretation of this Agreement and the Security and the administration of the Facilities generally, including the preparation of waivers and partial discharges of Security; and all reasonable legal expenses in connection with the protection and enforcement of the Security.

10.03    General Indemnity

In addition to any other liability of the Borrowers hereunder, the Borrowers hereby jointly and severally agree to indemnify and save harmless the Indemnitees from and against all liabilities, obligations, losses,  damages, penalties, actions, judgments, suits, costs, expenses or disbursements (including reasonable legal fees on a solicitor and his own client basis) of any kind or nature whatsoever (but excluding any consequential damages and damages for loss of profit) which may be imposed on, incurred by or asserted against the Indemnitees (except to the extent arising from the negligence or wilful misconduct of such Indemnitees) which relate or arise out of or result from:

(a)any failure by the Borrowers to pay and satisfy their obligations hereunder including, without limitation, any costs or expenses incurred by reason of the liquidation or re- employment in whole or in part of funds required by the Lender to fund or maintain the Facilities or as a result of any Borrower's failure to take any action on the date required hereunder or specified by it in any notice given hereunder;

(b) any investigation by Governmental Authorities or any litigation or other similar proceeding related to any use made or proposed to be made by the Borrowers of the proceeds of any Advance; and

(c)any instructions given to the Lender to reverse any wire transfer or other transaction initiated by the Lender at the request of a Borrower.

10.04    Environmental Indemnity

In addition to any other liability of the Borrowers hereunder, the Borrowers hereby jointly and severally agree to indemnify and save harmless the Indemnitees from and against:

(a)any losses suffered by the Indemnitees for, in connection with, or as a direct or indirect result of, the failure of any Company to comply with all Requirements of Environmental Law;

(b)any losses suffered by the Indemnitees for, in connection with, or as a direct or indirect result of, the presence of any Hazardous Material situated in, on or under the Properties; and

(c)any and all liabilities, losses, damages, penalties, expenses (including reasonable legal fees) and claims which may be paid, incurred or asserted against the Indemnitees for, in connection with, or as a direct or indirect result of, any legal or administrative proceedings with respect to the presence of any Hazardous Material on or under on or under the Properties,  or the discharge, emission, spill, radiation or disposal by any Company of any Hazardous Material into or upon any Land, the atmosphere, or any watercourse or body of water; including the costs of defending and/or counterclaiming or claiming against third parties in respect of any action or matter and any cost, liability or damage arising out of a settlement entered into by the Indemnitees of any such action or matter;

except to the extent arising from the negligence or wilful misconduct of such Indemnitees; and also in the case of paragraphs (b) and (c) above, except to the extent that the Borrowers establish that the Hazardous Materials in question were placed on such Property by Persons other than the Companies after the Companies no longer have any freehold, leasehold or other interest therein. The Lender shall endeavour to provide written notice to the Borrowers of any claim or potential claims of which the Lender becomes aware which are likely to result in the Indemnitees becoming entitled to assert a claim for indemnity under this Section 9.04, as soon as reasonably possible after becoming aware of any such matter; provided however that any failure of the Lender to provide such notice shall not result in any liability to the Lender whatsoever and shall not diminish or affect in any way the Borrowers' obligation to indemnify the Indemnitees pursuant to this Section 9.04.

10.05    Survival of Certain Obligations despite Termination of Agreement

The termination of this Agreement shall not relieve the Borrowers from their obligations to the Lender arising prior to such termination, such as but not limited to obligations arising as a result of or in connection with any breach of this Agreement, any failure to comply with this Agreement or the inaccuracy of any representations and warranties made or deemed to have been made prior to such termination, and obligations arising pursuant to all indemnity obligations contained herein. Without limiting the generality of the foregoing, the obligations of the Borrowers to the Lender arising under or in connection with Sections 9.04 and 9.05 of this Agreement shall continue in full force and effect despite any termination of this Agreement.

10.06    Interest on Unpaid Costs and Expenses

If the Borrowers fail to pay when due any expenses or other amounts paid by the Lender hereunder (other than principal or interest on any Advance), the Borrowers agree to pay interest on such unpaid amount from the time such amount is due until paid at the rate equal to the highest rate of interest then applicable under the Facilities.

10.07    Notice

Without prejudice to any other method of giving notice, all communications provided for or permitted hereunder shall be in writing and delivered to the addressee by prepaid private courier or sent by electronic mail to the applicable address and to the attention of the officer of the addressee as follows:

(a) to the Facility B Borrowers:

8820 Jane Street Concord,

Ontario L4K 2M9

Canada

Attention: Michael Marchese, President

email: (REDACTED)

(b)  to Pharmaco:

33493 W 14 Mile Rd, Suite 100,

Farmington Hills, MI 48331

USA

Attention: Fernando DiCarlo

email: (REDACTED)

(c)  to the Lender:

77 King Street West, Suite 2925

P.O Box 322

Toronto, ON M5K 1K7

Canada

Attention: (REDACTED)

email: (REDACTED)

Any communication transmitted by prepaid private courier shall be deemed to have been validly and effectively given or delivered on the Business Day after which it is submitted for delivery. Any communication transmitted by electronic mail shall be deemed to have been validly and effectively given or delivered on the day on which it is transmitted, if transmitted on a Business Day on or before 5:00 p.m. (local time of the intended recipient), and otherwise on the next following Business Day. Any party may change its address for service by notice given in the foregoing manner.

10.08    Severability

Any provision of this Agreement which is illegal, prohibited or unenforceable in any jurisdiction, in whole or in part, shall not invalidate the remaining provisions hereof; and any such illegality, prohibition or unenforceability in any such jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

10.09    Further Assurances

The Borrowers shall from time to time at their own expense promptly execute and deliver or cause to be executed and delivered to the Lender all such other and further documents, agreements, opinions, certificates and instruments which may be requested by the Lender if necessary or desirable to more fully record or evidence the obligations intended to be entered into herein, or to make any recording, file any notice or obtain any consent.

10.10    Time of the Essence

Time shall be of the essence of this Agreement.

10.11    Assignment and Participation

(a)The Borrowers may not assign any of their rights or obligations under this Agreement without the prior written consent of the Lender.

(b) The Lender may grant participations in all or any portion of its rights under this Agreement from time to time without notice to or obtaining the prior written consent of the Borrowers; provided that the Lender shall remain responsible for the performance of its obligations hereunder, and the Borrowers shall continue to deal solely and directly with the Lender in connection with the Lender’s rights and obligations under this Agreement; and the Lender shall retain the sole right and responsibility to enforce the obligations of the Borrowers hereunder including the right to approve any amendment, modification or waiver of any provision of this Agreement.

(c)If a Breach has occurred and is continuing and notice of such Breach has been sent to the Borrowers, the Lender may from time to time assign all or any portion of the Facilities hereunder, together with all of its rights and obligations incidental thereto, to any other Person without notice to or obtaining the prior written consent of the Borrowers.

(d)  If no Breach has occurred and is continuing, the Lender may from time to time assign all or any portion of the Facilities hereunder, together with all of its rights and obligations incidental thereto to one or more lenders that are not non-residents of Canada for the purposes of the Income Tax Act (Canada).

(e)If the Lender assigns all or any portion of its rights and obligations under this Agreement to an assignee in accordance with the provisions of this Section, and if such assignee executes and delivers to the Borrowers and the Lender a written agreement in form and substance satisfactory to the Borrowers, acting reasonably, to assume and be bound by all or the assigned portion of the Lender’s obligations hereunder, then immediately upon the said delivery of such agreement the Lender’s said obligations hereunder shall automatically be released to the extent so assumed by such assignee.

(f)The Borrowers acknowledge that the Lender is entitled to charge a processing and recording fee to any assignee in connection with each assignment hereunder.

(g)The Borrowers agree, at the Lender’s cost to co-operate fully with the Lender in connection with any assignment or participation pursuant to this Section, and agree to execute and deliver from time to time in favour of the Lender and any such assignee or participant such documents and assurances as  may  be  reasonably required by the Lender or the assignee or participant in connection with such assignment or participation.

10.12    Tombstone Marketing

For the purpose of “tombstone marketing”, each Borrower hereby authorizes and consents to the reproduction, disclosure and use by the Lender of its name, identifying logo and the Facilities to enable the Lender to publish promotional “tombstones”, provided that such information shall exclude any reference to the size of the Facilities (unless the Borrowers provide their written consent). The Borrowers acknowledge and agree that the Lender shall be entitled to determine, in its discretion, whether to use such information; that no compensation will be payable by the Lender in connection therewith; and that the Lender shall have no liability whatsoever to any Borrower or any of its employees, officers, directors, affiliates or shareholders in obtaining and using such information as contemplated in this Section 9.12. The Lender agrees to consult with the Borrowers prior to the publication of any such promotional “tombstones”.

10.13    Amendment and Restatement

This Agreement amends the Original Credit Agreement and restates the Original Credit Agreement as so amended, provided that nothing contained herein shall be considered to constitute or to effect a novation thereof. Any provision hereof which differs from or is inconsistent with any provision contained the Original Credit Agreement shall constitute an amendment thereto, with such amendment being effective as and from the date hereof. The provisions of the Original Credit Agreement as amended hereby have been consolidated and restated in this Agreement. This Agreement will not discharge or constitute a novation of any debt, obligation, covenant or agreement contained in the Original Credit Agreement or in any security, agreements, certificates and other documents executed and delivered by or on behalf of any Person in respect thereof or in connection therewith, all of which shall remain in full force and effect except to the extent amended by the provisions of this Agreement. All representations and warranties set out in this Agreement are freshly made on the date hereof.   Each Borrower and MichiCann hereby represents, warrants, acknowledges and agrees with the Lender that all Security Documents executed and delivered by it to the Lender prior to the date of this Agreement continues in full force and effect and remains valid and enforceable in accordance with its terms. Any reference to the Original Credit Agreement in any Security Document delivered pursuant to the Original Credit Agreement shall be a reference to this Agreement.

10.14    Discussion Papers Superseded; Entire Agreement

This Agreement and any other documents or instruments contemplated herein or therein shall constitute the entire agreement and understanding between the Borrowers and the Lender relating to the subject-matter hereof. For greater certainty and without limiting the generality of the foregoing, this Agreement supersedes all discussion papers previously issued by the Lender relating to the proposed establishment of the Facilities, which have no force or effect.

10.15    Inconsistencies with Security

To the extent that there is any inconsistency between a provision of this Agreement and a provision of any document constituting part of the Security, the provision of this Agreement shall govern. For greater certainty, a provision of this Agreement and a provision of the Security shall be considered to be inconsistent if: (i) both relate to the same subject-matter and the provision in the Security imposes more onerous obligations or restrictions than the corresponding provision in this Agreement; or (ii) the provision in the Security creates a default in circumstances which do not constitute a Breach under this Agreement, in which case such default in the Security shall not apply.

10.16    Confidentiality

The Lender agrees that all documentation and other information made available by the Borrowers to it under or in connection with this Agreement shall (except to the extent such documentation or other information is publicly available or hereafter becomes publicly available other than by action of the Lender, or was theretofore known or hereinafter becomes known to the Lender independently of any disclosure by the Companies) be held in confidence by the Lender and used solely in the evaluation, administration and enforcement of the Advances and all matters related to this Agreement and the Security and the transactions contemplated hereby and thereby, and in the prosecution of defence of legal proceedings arising in connection herewith and therewith. Notwithstanding the foregoing, nothing contained herein shall be construed to prevent the Lender from:

(a)making disclosure of any information (i) if required to do so by applicable law or regulation, (ii) to any Governmental Authority having authority to regulate or oversee any aspect of the business of the Lender or the Companies in connection with the exercise of such authority and that compels or requires the Lender to disclose such information, (iii) pursuant to any subpoena or if otherwise compelled in connection with any litigation or administrative proceeding, (iv) to any prospective participant or assignee of all or any portion of the Lender’s rights and obligations hereunder provided that such prospective assignee executes and delivers to the Borrowers a confidentiality agreement in form and substance acceptable to the Borrowers, acting reasonably, (v) to the extent that the Lender or its counsel deems necessary or appropriate, acting reasonably, to effect or preserve its Security or to enforce any remedy provided in this Agreement or the Security or otherwise available by law;

(b) making disclosure of any information regarding the Companies to affiliates of the Lender; or

(c)making such disclosures as the Lender reasonably deems necessary or appropriate to its legal counsel, accountants or other advisers, agents or representatives (including outside auditors).

10.17    Governing Law

This Agreement shall be interpreted in accordance with the laws of the Province of Ontario. Without prejudice to the right of the Lender to commence any proceedings with respect to this Agreement in any other proper jurisdiction, the parties hereby attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Ontario.

10.18    Execution by Fax, PDF and Counterparts

This Agreement may be executed in several counterparts, each of which, when so executed, shall be deemed to be an original and which counterparts together shall constitute one and the same Agreement. This Agreement may be executed by facsimile or portable document format (PDF), and any signature contained hereon by facsimile or PDF shall be deemed to be equivalent to an original signature for all purposes.

10.19    Binding Effect

This Agreement shall be binding upon and shall enure to the benefit of the parties and their respective successors and permitted assigns; “successors” includes any corporation resulting from the amalgamation of any party with any other corporation

10.20    U.S. Federal Cannabis Laws

The parties hereto agree and acknowledge that no party makes, will make or shall be deemed to make or have made any representation or warranty of any kind regarding the compliance of this agreement with any U.S. Federal Cannabis Laws. No party hereto shall have any right of rescission or amendment arising out of or relating to any non-compliance with Federal Cannabis Laws unless such non- compliance also constitutes a violation of applicable U.S. state laws, rules or regulations, and no party shall seek to enforce the provisions hereof in federal court unless and until the parties have reasonably determined that the applicable state laws, rules and regulations are fully compliant with Federal Cannabis Laws. In this agreement, “U.S. Federal Cannabis Laws” shall mean any U.S. federal laws, statutes, codes, ordinances, decrees, orders, rules and regulations which apply to the production, trafficking, distribution, processing, extraction, possession, use, and/or sale of marijuana (cannabis) and related substances; provided, however, that Federal Cannabis Laws shall not include any provision of the United States Internal Revenue Code of 1986, as amended (the “Code”), including, without limitation, Section 280E of the Code.

[The remainder of this page is intentionally blank, signature page follows]

RWB ILLINOIS, INC.

By:        “Michael Marchese ”

Name: Michael Marchese

Title:    President

By:

Name:

Title:

MID-AMERICA GROWERS, INC.

By:        “Michael Marchese ”

Name: Michael Marchese

Title:    President

By:

Name:

Title:

PHARMACO, INC.

By:        “ Fernando DiCarlo”

Name: Fernando DiCarlo

Title:    Vice President

By:

Name:

Title:

MICHICANN MEDICAL INC.

By:        “Michael Marchese ”

Name: Michael Marchese

Title:    President

By:

Name:

Title:

BRIDGING FINANCE INC.

By:        “ Lekan Temidire”

Name: Lekan Temidire

Title:    Managing Director

By:

Name:

Title:

EXHIBIT “A” – DRAW REQUEST

To: Bridging Finance, Inc., as agent (the “Lender”)

This Draw Request is delivered pursuant to the amended and restated credit agreement dated December ___, 2019 made among the Lender, as agent for and on behalf of the lenders from time to time, RWB Illinois, Inc. (“RWB”), Mid-American Growers, Inc. (“MAG”) and Pharmaco, Inc. (“Pharmaco” and collectively with RWB and MAG, the “Borrowers”), as borrowers and MichiCann Medical, Inc., as a guarantor (as it may be amended, restated, renewed or replaced from time to time, the “Credit Agreement”). Terms used herein as defined terms shall have the respective meanings ascribed in the Credit Agreement.

1.   The Borrowers hereby request an Advance as follows:

a.    Facility:                                           ___________________________

b.   Date of Advance:                         ____________________________

c.    Amount of Advance:                   ____________________________

2.   The Borrowers hereby certify that as of the date hereof:

a.the representations and warranties contained in the Credit Agreement are true and correct in all material respects; and

b.No Breach or Material Adverse Change has occurred and is continuing and the making of the Advance will not result in a Breach or Material Adverse Change.

[remainder of page is intentionally blank, signature page follows]

MID-AMERICAN GROWERS, INC.

by: _________________________

name:

title:

by: _________________________

name:

title:

RWB ILLINOIS, INC.

by: _________________________

name:

title:

by: _________________________

name:

title:

PHARMACO, INC.

by: _________________________

name:

title:

by: _________________________

name:

title:

EXHIBIT “B” – REPAYMENT NOTICE

To: Bridging Finance, Inc., as agent (the “Lender”)

This Repayment Notice is delivered pursuant to the amended and restated credit agreement dated December      , 2019 made among the Lender, as agent for and on behalf of the lenders from time to time, and RWB Illinois, Inc. (“RWB”), Mid-American Growers, Inc. (“MAG”) and Pharmaco, Inc. (“Pharmaco” and collectively with RWB and MAG, the “Borrowers”), as borrowers and MichiCann Medical, Inc., as a guarantor (as it may be amended, restated, renewed or replaced from time to time, the “Credit Agreement”). Terms used herein as defined terms shall have the respective meanings ascribed in the Credit Agreement.

The Borrowers hereby irrevocably commit to make the Repayment of the Facilities in full on __________________.

RWB ILLINOIS, INC.

by: _________________________

name:

title:

by: _________________________

name:

title:

MID-AMERICAN GROWERS, INC.

by: _________________________

name:

title:

by: _________________________

name:

title:

PHARMACO, INC.

by: _________________________

name:

title:

by: _________________________

name:

title:

EXHIBIT “C - 1” – MICHICANN

COMPLIANCE CERTIFICATE

This Compliance Certificate is furnished by MichiCann Medical, Inc. (“MichiCann”) to Bridging Finance Inc., as lender (the “Lender”), pursuant to the amended and restated credit agreement dated as of December   , 2019 entered into between RWB, Illinois Inc., Mid-American Growers, Inc. and Pharmaco, Inc., as borrowers, MichiCann., as a guarantor and the Lender, as agent for and on behalf of the lenders from time to time (as may be amended, restated, renewed or replaced from time to time, the “Credit Agreement”). Capitalized terms used but not defined herein have the meaning assigned to such terms in the Credit Agreement.

THE UNDERSIGNED HEREBY CERTIFIES FOR AND ON BEHALF OF RWB THAT:

1.   I am the duly appointed                                                                                     of MichiCann.

2.   I have reviewed the terms of t h e Credit Agreement and I have made, or have caused to be made under my supervision, a detailed review of the transactions and conditions of RWB, Illinois Inc. and Mid- American Growers, Inc. and have made such inquiries as are sufficient to enable me to make an informed statement herein.

3.   The examination described in paragraph 2 did not disclose, and I have no knowledge of, the existence of any condition or event which constitutes a Breach or a Material Adverse Change, except as set forth in a separate attachment, if any, to this Compliance Certificate. The attachment shall describe in detail, the nature of  the condition or event, the period during which it has existed and the action which the applicable Borrower has taken, is taking, or proposes to take with respect to each such condition or event.

4. The financial statements attached hereto (if required) and being presented concurrently with this Compliance Certificate are complete and present fairly the financial position of the Borrowers as of the dates and for the periods covered thereby.

5.   The representations and warranties made under the Credit Agreement are true and correct in all material respects as at the date hereof, except to the extent that any such representation or warranty specifically relates to a different date, in which case such representation and warranty was true and correct in all material respects as of such date.

The foregoing certifications, together with the computations set forth in the attachments hereto and the financial statements delivered with this Compliance Certificate in support hereof, are made and delivered this _______________ day of                               ,              .

MICHICANN MEDICAL, INC.

Per:

Name:

Title:

I have the authority to bind the corporation

EXHIBIT “C - 2” – PHARMACO COMPLIANCE CERTIFICATE

This Compliance Certificate is furnished by Pharmaco, Inc. (“Pharmaco”) to Bridging Finance Inc., as lender (the “Lender”), pursuant to the amended and restated credit agreement dated as of December   , 2019 entered into between RWB, Illinois Inc., Mid-American Growers, Inc. and Pharmaco, Inc., as borrowers, MichiCann Medical, Inc., as a guarantor and the Lender, as agent for and on behalf of the lenders from time to time (as may be amended, restated, renewed or replaced from time to time, the “Credit Agreement”). Capitalized terms used but not defined herein have the meaning assigned to such terms in the Credit Agreement.

THE UNDERSIGNED HEREBY CERTIFIES FOR AND ON BEHALF OF PHARMACO THAT:

1.   I am the duly appointed                                                                                     of Pharmaco.

2.   I have reviewed the terms of t h e Credit Agreement and I have made, or have caused to be made under my supervision, a detailed review of the transactions and conditions of Pharmaco and have made such inquiries as are sufficient to enable me to make an informed statement herein.

3.   The examination described in paragraph 2 did not disclose, and I have no knowledge of, the existence of any condition or event which constitutes a Breach or a Material Adverse Change, except as set forth in a separate attachment, if any, to this Compliance Certificate. The attachment shall describe in detail, the nature of  the condition or event, the period during which it has existed and the action which the applicable Borrower has taken, is taking, or proposes to take with respect to each such condition or event.

4. The financial statements attached hereto (if required) and being presented concurrently with this Compliance Certificate are complete and present fairly the financial position of the Borrowers as of the dates and for the periods covered thereby.

5.   The representations and warranties made under the Credit Agreement are true and correct in all material respects as at the date hereof, except to the extent that any such representation or warranty specifically relates to a different date, in which case such representation and warranty was true and correct in all material respects as of such date.

The foregoing certifications, together with the computations set forth in the attachments hereto and the financial statements delivered with this Compliance Certificate in support hereof, are made and delivered this ____________ day of                               ,              .

PHARMACO, INC.

Per:

Name:

Title:

I have the authority to bind the corporation

Schedule 5.01(b) Corporate Information

1.   RWB Illinois, Inc.

Prior Names:	N/A
Governing Jurisdiction:	Delaware
Registered Office:	c/o Michicann Medical Inc. 8820 Jane Street Concord, ON L4K 2M9
Principal Place of Business	8820 Jane Street Concord, ON L4K 2M9
Approved Medical Cannabis Jurisdictions:	N/A
Approved Non-Medical Cannabis Jurisdictions:	N/A
Number and Classes of issued and outstanding shares:	100 Common Shares
Shareholders:	1

2.   Mid-American Growers, Inc.

Prior Names:	N/A
Governing Jurisdiction:	Delaware
Registered Office:	c/o Michicann Medical Inc. 8820 Jane Street Concord, ON L4K 2M9
Principal Place of Business	8820 Jane Street Concord, ON L4K 2M9
Approved Medical Cannabis Jurisdictions:	Illinois
Approved Non-Medical Cannabis Jurisdictions:	Illinois
Number and Classes of issued and outstanding shares:	267.8571 Common Shares
Shareholders:	1

3.   Pharmaco, Inc.

Prior Names:	N/A
Governing Jurisdiction:	Michigan
Registered Office:	1009 Bruce, Cottrellville, Michigan 48039
Principal Place of Business	1009 Bruce, Cottrellville, Michigan 48039
Approved Medical Cannabis Jurisdictions:	Michigan
Approved Non-Medical Cannabis Jurisdictions:	Michigan

Number and Classes of issued and outstanding shares:	48,320 common shares
Shareholders:	[REDACTED]

4.   Pharmaco Resource Organization, LLC

Prior Names:	N/A
Governing Jurisdiction:	Michigan
Registered Office:	1009 Bruce, Cottrellville, Michigan 48039
Principal Place of Business	1009 Bruce, Cottrellville, Michigan 48039
Approved Medical Cannabis Jurisdictions:	N/A
Approved Non-Medical Cannabis Jurisdictions:	N/A
Number and Classes of issued and outstanding shares:	N/A
Membership Interest	Pharmaco, Inc. holds a 100% interest.

Schedule 5.01(c)

Material Subsidiaries

1.   RWB Illinois, Inc. a.    None

2.   Mid-American Growers, Inc. a.    None

3.   Pharmaco, Inc.

a.    Pharmaco Resource Organization, LLC

Schedule 5.01(d)

Pending Corporate Changes

1. RWB Illinois, Inc.

a. Real Estate Purchase Agreement, dated as of the date hereof, between RWB Illinois, Inc. and VW Properties, LLC.

2.   Mid-American Growers, Inc.

a.Agreement and Plan of Merger, dated as of October 9, 2019, among Mid-American Growers, Inc., RWB Acquisition Sub, Inc., Arthur VanWingerden and Kenneth VanWingerden, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of November 1, 2019, and as further amended by that certain Amendment No. 2 to Agreement and Plan of Merger, dated as of the date hereof.

3.   Pharmaco, Inc.

a.  None.

Schedule 5.01 (h)

Material Permits

1.   RWB Illinois, Inc. – None.

2.   Mid-American Growers, Inc. a.    State Licenses:

i. Industrial Hemp Grower License No. 1200-149 issued by the Illinois Dept. of Agriculture

ii. Industrial Hemp Processor License No. 1204-37 issued by the Illinois Dept. of Agriculture

iii.  Federally Enforceable Operating Permit No. 07020030 (the “FESOP”) issued by the Illinois Environmental Protection Agency (“IL EPA”)

3.   Pharmaco, Inc.

a.    State Licenses:

i. 5 & Dime – 20561 Dwyer Street, Detroit

ii.Dank on Arrival (DOA) – 3650 Patterson Road, Bay City

iii.Remedii – 160 E. Columbia Avenue, Battle Creek

iv. LevelUp (Shake N Bake) – 20477 Schaefer Highway, Detroit, MI

v.  1680 Marquette Avenue, Bay City (Grow)

vi. Roots – 3557 Wilder Road, Bay City

vii.Remedii (State Line) – 989 E. Main Street, Morenci viii.   Motown Meds – 18334 W. Warren Avenue, Detroit ix.   302 E. Huron, Vassar, Michigan

b.   Municipal Licenses:

i. 5 & Dime – 20561 Dwyer Street, Detroit

ii.  Dank on Arrival (DOA) – 3650 Patterson Road, Bay City (Grow, Process, Provisioning Center)

iii. Remedii – 160 E. Columbia Avenue, Battle Creek

iv.LevelUp (Shake N Bake) – 20477 Schaefer Highway, Detroit, MI

v. Roots – 3557 Wilder Road, Bay City

vi. Remedii (State Line) – 989 E. Main Street, Morenci vii.   Motown Meds – 18334 W. Warren Avenue, Detroit

viii. The Remedii Station – 302 East Huron, Vassar, Michigan ix.   6-4315 Clio Road, Mount Morris (Grow)

x.420 West – 16433 West 8 Mile Road, Detroit xi.   420 East – 11999 Gratiot Avenue, Detroit

c.    Conditional Permits (not Operating):

i. No Name – 110 Arbor Street, Battle Creek

ii.No Name – 314 Emmett Street, Battle Creek

iii.   301 W. Laketon Avenue, Muskegon

iv. 6-4315 Clio Road, Mount Morris

Schedule 5.01(i)

Specific Permitted Liens

1.   RWB Illinois, Inc.

a.    None

2.   Mid-American Growers, Inc.

a.    None

3.   Pharmaco, Inc.

a.    Lien previously granted by Pharmaco, Inc. to MichiCann Medical Inc. pursuant to that certain Debenture Purchase Agreement dated January 4, 2019.

Schedule 5.01(j)

Owned Properties

1.   RWB Illinois, Inc.

a.   See Attachment 5.01(j)(1)

2.   Mid-American Growers, Inc.

a.   See Attachment 5.01(j)(2)

3.   Pharmaco, Inc.

a.  18334 West Warren, Detroit, MI

b. 3650 Patterson, Bay City, MI

c.  20562 Dwyer, Detroit, MI

d.  60 East Columbia, Battle Creek, MI

e.  989 East Main, Morenci, MI

f.   301 Laketon, Muskegon, MI

g.  110 Arbor Street, Battle Creek, MI

h.  1272 W. Maple Road, Walled Lake, MI

i.   314 Emmett Street, Battle Creek, MI

j.   22000 Northwestern Hwy, Southfield, MI

k.  20561 Dwyer Street, Detroit, MI

l.   4315 Clio Road, Mt. Morris, MI

m. 7223 Rosemont Avenue, Detroit, MI

n.  156 E. Columbia, Battle Creek, MI (parking lot next to 160 E. Columbia provisioning center);

o.  302 E. Huron, Vassar, MI

p.  17600 Mt. Elliott, Detroit, MI

q.  11991 Gratiot, Detroit, MI (parking lot next to 11999 Gratiot provisioning center);

r.   11999 Gratiot, Detroit, MI

s.   6400 Epworth, Detroit, MI

t.   1020 N. Johnson, Detroit, MI

u.  2050 Dryer, AuGres, MI

v.   2030 Dryer, AuGres, MI (parking lot next to 2050 Dryer).

Attachment 5.01(j)(1)

Legal Description of Subco Property

14240 Greenhouse Avenue, Granville, IL 61326

TRACT 4:

THE NORTHWEST QUARTER OF SECTION 35, TOWNSHIP 33 NORTH, RANGE 1 WEST; AND ALL THAT PART OF THE SOUTHWEST QUARTER OF SAID SECTION 35 WHICH LIES NORTH OF THE NORTH EDGE OF THE RIGHT OF WAY OF THE PUBLIC HIGHWAY RUNNING EASTERLY AND WESTERLY OVER AND ACROSS SAID SOUTHWEST QUARTER, PURSUANT  TO PLAT OF SURVEY THEREOF BY E. H. WHITAKER,  SURVEYOR, DATED JANUARY 22, 1908, RECORDED IN THE RECORDER'S OFFICE OF PUTNAM COUNTY, ILLINOIS, ON JUNE 16, 1908, IN BOOK 65, PAGE343, BUT EXCEPTING FROM ALL OF THE ABOVE DESCRIBED PREMISES THAT PORTION CONVEYED BY JOHN RICHARDSON, ET AL TO JOSEPH ZAETTA BY WARRANTY DEED DATED APRIL 30, 1947, AND RECORDED IN BOOK100 AT PAGE 127 ON MAY 3, 1947, IN THE RECORDER'S OFFICE OF PUTNAM COUNTY, ILLINOIS, AND FURTHER EXCEPTING FROM THE PREMISES HEREINABOVE CONVEYED, THAT PORTION THEREOF WHICH LIES WITHIN THE BOUNDARIES OF TRACTS 1, 2 AND 3 AS SHOWN AND MORE FULLY DESCRIBED ON SURVEY PLAT DATED MAY 10,1973, BY JAMES J. GIORDANO, ILLINOIS LAND SURVEYOR, #1850, UNDER THE DIRECTION OF CHAMLIN AND ASSOCIATES, INC., AND RECORDED IN THE LAND RECORDS OF PUTNAM COUNTY, ILLINOIS IN PLAT BOOK 3, PAGE 215, EXCEPT THE COAL AND FIRECLAY UNDERLYING THE SURFACE OF SAID LAND AND ALL RIGHTS AND EASEMENTS IN FAVOR OF THE ESTATE OF SAID COAL AND FIRECLAY, SITUATED IN PUTNAM COUNTY, ILLINOIS.

TRACT 5:

THAT PART OF THE NORTHWEST QUARTER OF SECTION 35, TOWNSHIP 33 NORTH, RANGE 1

WEST OF THE THIRD PRINCIPAL MERIDIAN DESCRIBED AS FOLLOWS:

COMMENCING AT THE NORTHWEST CORNER OF THE NORTHWEST QUARTER OF SAID SECTION 35; THENCE NORTH 87 DEGREES 44 MINUTES 41 SECONDS EAST 532.11 FEET ALONG THE NORTH LINE OF THE NORTHWEST QUARTER OF SAID SECTION 35; THENCE SOUTH 01

DEGREES 22 MINUTES 11 SECONDS EAST 1152.14 FEET; THENCE SOUTH 89 DEGREES 30

MINUTES 14 SECONDS WEST 200.00 FEET TO THE POINT OF BEGINNING; THENCE SOUTH 01

DEGREES 36 MINUTES 06 SECONDS EAST 307.45 FEET; THENCE SOUTH 64 DEGREES 12

MINUTES 04 SECONDS EAST 260.54 FEET; THENCE SOUTH 23 DEGREES 24 MINUTES 04

SECONDS EAST 29.83 FEET; THENCE SOUTH 23 DEGREES 24 MINUTES 04 SECONDS EAST

193.77 FEET; THENCE NORTH 88 DEGREES 26 MINUTES 46 SECONDS EAST 1224.46 FEET;

THENCE SOUTH 01 DEGREES 37 MINUTES 59 SECONDS EAST 845.72 FEET TO A POINT ON THE NORTHERLY

RIGHT OF WAY LINE OF AND EAST-WEST TOWNSHIP ROAD; THENCE SOUTH 88

DEGREES 14 MINUTES 36 SECONDS WEST 1340.28 FEET ALONG SAID NORTHERLY RIGHT OF WAY LINE; THENCE

NORTH 03 DEGREES 15 MINUTES 13 SECONDS WEST 613.12 FEET; THENCE NORTH 02 DEGREES 13 MINUTES

29 SECONDS EAST 269.53 FEET; THENCE NORTH 14

DEGREES 34 MINUTES 43 SECONDS EAST 154.59 FEET TO THE POINT OF BEGINNING

CONTAINING 26.521 ACRES MORE OR LESS AND ALL SITUATED IN THE TOWNSHIP OF GRANVILLE,

PUTNAM COUNTY, ILLINOIS.

TRACT 6 SIGN EASEMENT INTEREST:

SIGN EASEMENT OVER THE PROPERTY DESCRIBED BELOW FOR THE BENEFIT OF MID- AMERICAN GROWERS,

INC. FOR CONSTRUCTION, REPAIR, REPLACEMENT AND THE UPKEEP OF SIGNAGE AND LANDSCAPING ON THE

BELOW DESCRIBED PROPERTY, AND FOR INGRESS AND EGRESS OVER AND ACROSS THE PROPERTY DESCRIBED

HEREIN TO AND FROM PUBLIC ROADWAYS ADJOINING THE SAME FOR THE PURPOSES AND USES DESCRIBED

HEREIN AS RESERVED IN THE DEED RECORDED SEPTEMBER 8, 2014 AS DOCUMENT 14-626 DESCRIBED AS

FOLLOWS:

THAT PART OF THE NORTHWEST QUARTER OF SECTION 35 AND THAT PART OF THE EAST HALF OF THE EAST

HALF OF THE NORTHEAST QUARTER OF SECTION 34 BOTH IN TOWNSHIP 33

NORTH, RANGE 1 WEST OF THE THIRD PRINCIPAL MERIDIAN DESCRIBED AS FOLLOWS:

COMMENCING AT THE NORTHWEST CORNER OF THE NORTHWEST QUARTER OF SAID SECTION 35; THENCE

NORTH 87 DEGREES 44 MINUTES 41 SECONDS EAST 532.11 FEET ALONG THE NORTH LINE OF THE NORTHWEST

QUARTER OF SAID SECTION 35; THENCE SOUTH 01

DEGREES 22 MINUTES 11 SECONDS EAST 1152.14 FEET; THENCE SOUTH 89 DEGREES 30

MINUTES 14 SECONDS WEST 200.00 FEET; THENCE SOUTH 01 DEGREES 36 MINUTES 06

SECONDS EAST 307.45 FEET; THENCE SOUTH 64 DEGREES 12 MINUTES 04 SECONDS EAST

260.54 FEET; THENCE SOUTH 23 DEGREES 24 MINUTES 04 SECONDS EAST 29.83 FEET; THENCE SOUTH 14

DEGREES 34 MINUTES 43 SECONDS WEST 154.59 FEET; THENCE SOUTH 02 DEGREES 13 MINUTES 29 SECONDS

WEST 269.53 FEET; THENCE SOUTH 03 DEGREES 15MINUTES 13 SECONDS EAST 613.12 FEET TO A POINT ON

THE NORTHERLY RIGHT OF WAY LINE OF AN EAST-WEST TOWNSHIP ROAD; THENCE SOUTH 88 DEGREES 14

MINUTES 36 SECONDS WEST 348.15 FEET ALONG SAID NORTHERLY RIGHT OF WAY LINE TO THE POINT OF

BEGINNING; THENCE CONTINUING SOUTH 88 DEGREES 14 MINUTES 36 SECONDS WEST 155.68 FEET

ALONG SAID NORTHERLY RIGHT OF WAY LINE TO A POINT ON THE EASTERLY RIGHT OF WAY

LINE OF ILLINOIS ROUTE 89 ( S.A. RT 3 A); THENCE NORTH 17 DEGREES 58 MINUTES 56

SECONDS WEST 285.00 FEET ALONG SAID EASTERLY RIGHT OF WAY LINE OF ILLINOIS ROUTE 89; THENCE

NORTH 88 DEGREES 14 MINUTES 36 SECONDS EAST 91.29 FEET; THENCE SOUTH 17 DEGREES 58 MINUTES 56

SECONDS EAST 137.84 FEET; THENCE SOUTH 38 DEGREES 30

MINUTES 21 SECONDS EAST 176.35 FEET TO THE POINT OF BEGINNING CONTAINING 0.678

ACRES MORE OR LESS AND ALL SITUATED IN THE TOWNSHIP OF GRANVILLE, PUTNAM COUNTY,

ILLINOIS.

TRACT 7:

A PART OF THE SOUTHWEST QUARTER OF SECTION 35, TOWNSHIP 33 NORTH, RANGE 1 WEST OF THE OF THE

THIRD PRINCIPAL MERIDIAN DESCRIBED AS FOLLOWS:

COMMENCING AT THE SOUTHWEST CORNER OF TRACT 3 AS SHOWN ON A PLAT OF VANWINGERDEN FARM

PROPERTY AS PREPARED BY CHAMLIN AND  ASSOCIATES, INC., SIGNED BY JAMES GIORDANO, ILLINOIS

REGISTERED LAND SURVEYOR NO. 1850 AND RECORDED IN BOOK 3, PAGE 215 OF THE PUTNAM COUNTY

RECORDER'S OFFICE; THENCE SOUTH 01

DEGREES 33 MINUTES 47 SECONDS WEST PERPENDICULAR TO THE SOUTH LINE OF SAID TRACT 3 FOR 25.00

FEET TO THE CENTERLINE OF A TOWNSHIP ROAD SAID POINT BEING THE TRUE POINT OF BEGINNING; THENCE

SOUTH 88 DEGREES 26 MINUTES 13 SECONDS EAST 1844.05 FEET ON THE CENTERLINE OF THE TOWNSHIP

ROAD ALSO BEING 25.00 FEET SOUTH OF THE SOUTH LINE OF SAID TRACT 3; THENCE ON A CURVE BEARING

TO THE RIGHT, TANGENT TO THE AFOREMENTIONED COURSE HAVING AN ARC LENGTH OF 295.92 FEET AND A

RADIUS OF 604.00 FEET ON THE CENTERLINE OF THE TOWNSHIP ROAD; THENCE ON A CURVE BEARING TO THE

LEFT TANGENT WITH THE AFOREMENTIONED CURVE HAVING AN ARC LENGTH OF 203.47 FEET AND A RADIUS

OF 590.31 FEET ON THE CENTERLINE OF THE TOWNSHIP ROAD; THENCE SOUTH 80 DEGREES 06 MINUTES 52

SECONDS EAST 245.49 FEET ON THE CENTERLINE OF THE TOWNSHIP ROAD; THENCE SOUTH 1 DEGREE 33

MINUTES 47

SECONDS WEST 30.20 FEET; THENCE NORTH 88 DEGREES 26 SECONDS 13 MINUTES WEST 2558.91 FEET TO

THE EAST RIGHT OF WAY OF ILLINOIS RT. #89; THENCE NORTH 3 DEGREES 24

MINUTES 35 SECONDS WEST 66.07 FEET ON THE EAST RIGHT OF WAY OF ILLINOIS RT. #89;

THENCE NORTH 6 DEGREES 20 MINUTES 35 SECONDS WEST 135.47 FEET ON THE EAST RIGHT

OF WAY OF ILLINOIS RT. # 89 TO THE CENTERLINE OF THE TOWNSHIP ROAD; THENCE SOUTH 88 DEGREES 26

MINUTES 13 SECONDS EAST 19.77 FEET TO THE TRUE POINT OF BEGINNING, CONTAINING 10.322 ACRES

MORE OR LESS AND ALL BEING SITUATED IN THE GRANVILLE TOWNSHIP, PUTNAM COUNTY, ILLINOIS.

Attachment 5.01(j)(2)

Legal Description of MAG Property

14240 Greenhouse Avenue, Granville, IL 61326

TRACT 1:

FOURTEEN (14) ACRES OFF THE SOUTH END OF FORTY-TWO (42) ACRES OFF THE WEST SIDE OF THE WEST

HALF OF THE SOUTHEAST QUARTER OF SECTION 26, TOWNSHIP 33 NORTH, RANGE 1 WEST OF THE THIRD

PRINCIPAL MERIDIAN, PUTNAM COUNTY, ILLINOIS.

TRACT 2:

THAT PART OF THE NORTHEAST QUARTER OF SECTION 35, TOWNSHIP 33 NORTH, RANGE 1

WEST OF THE THIRD PRINCIPAL MERIDIAN, MORE PARTICULARLY DESCRIBED AS FOLLOWS:

BEGINNING AT THE NORTHWEST CORNER OF THE NORTHEAST QUARTER OF SAID SECTION 35; THENCE SOUTH

89 DEGREES 52 MINUTES 44 SECONDS EAST 660.88 FEET ALONG THE NORTH LINE OF THE NORTHEAST

QUARTER OF SAID SECTION 35; THENCE SOUTH 00 DEGREES 37

MINUTES 42 SECONDS EAST 2559.49 FEET; THENCE SOUTH 89 DEGREES 22 MINUTES 18

SECONDS WEST 659.90 FEET TO A POINT ON THE WEST LINE OF THE NORTHEAST QUARTER OF SAID SECTION

35; THENCE NORTH 00 DEGREES 38 MINUTES 56 SECONDS WEST 2568.11

FEET ALONG THE WEST LINE OF THE NORTHEAST QUARTER OF SAID SECTION 35 TO THE POINT OF

BEGINNING, CONTAINING 38.866 ACRES MORE OR LESS AND ALL SITUATED IN GRANVILLE TOWNSHIP,

PUTNAM COUNTY, ILLINOIS.

TRACT 3: PARCEL I:

THAT PART OF THE SOUTHWEST QUARTER OF SECTION 35, TOWNSHIP 33 NORTH, RANGE 1

WEST OF THE THIRD PRINCIPAL MERIDIAN MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCING AT THE SOUTHWEST CORNER OF SAID SECTION 35; THENCE NORTH 00

DEGREES 16 MINUTES 17 SECONDS WEST 2157.00 FEET ON THE WEST LINE OF SAID SECTION 35 TO THE POINT

OF BEGINNING; THENCE CONTINUING NORTH 00 DEGREES 16 MINUTES 17

SECONDS WEST 330.03 FEET ON SAID WEST LINE; THENCE NORTH 88 DEGREES 45 MINUTES

08 SECONDS EAST 2591.54 FEET; THENCE NORTH 01 DEGREES 14 MINUTES 52 SECONDS WEST

30.20 FEET TO A POINT ON THE CENTERLINE OF A TOWNSHIP ROAD; THENCE SOUTH 83

DEGREES 27 MINUTES 43 SECONDS EAST 44.83 FEET ON SAID CENTERLINE TO A POINT ON THE EAST LINE

OF THE SAID SOUTHWEST QUARTER; THENCE SOUTH 00 DEGREES 34

MINUTES 10 SECONDS EAST 352.88 FEET ON SAID EAST LINE; THENCE SOUTH 88 DEGREES 45

MINUTES 08 SECONDS WEST 2637.40 FEET TO THE POINT OF BEGINNING CONTAINING 20.000

ACRES MORE OR LESS, ALL SITUATED IN THE TOWNSHIP OF GRANVILLE, PUTNAM COUNTY, ILLINOIS.

PURSUANT TO SURVEY OF J. WILLIAM SHAFER, ILLINOIS PROFESSIONAL LAND SURVEYOR, NO. 2213, DATED

SEPTEMBER 6,2000.

AND ALSO PARCEL II:

THAT PART OF THE SOUTHWEST QUARTER OF SECTION 35, TOWNSHIP 33 NORTH, RANGE 1

WEST OF THE THIRD PRINCIPAL MERIDIAN DESCRIBED AS FOLLOWS:

COMMENCING AT THE SOUTHWEST CORNER OF THE SOUTHWEST QUARTER OF SAID SECTION 35, THENCE

NORTH 00 DEGREES 16'17" WEST 1450.49 FEET ALONG THE WEST LINE OF THE SAID SOUTHWEST QUARTER TO

THE POINT OF BEGINNING; THENCE CONTINUING NORTH 00

DEGREES 16'17" WEST 706.51 FEET ALONG SAID WEST LINE; THENCE NORTH 88 DEGREES 45'08" EAST 2637.40

FEET TO A POINT ON THE EAST LINE OF THE SAID SOUTHWEST QUARTER; THENCE SOUTH 00 DEGREES 34'10"

EAST 706.45 FEET ALONG SAID EAST LINE; THENCE SOUTH 88 DEGREES 45'08" WEST 2641.08 FEET TO THE

POINT OF BEGINNING, ALL SITUATED IN GRANVILLE TOWNSHIP, PUTNAM COUNTY, ILLINOIS,

EXCEPTING FROM SAID PARCELS I AND II THE FOLLOWING DESCRIBED PARCEL TO-WIT: THAT PART OF THE

SOUTHWEST QUARTER OF SECTION 35, TOWNSHIP 33 NORTH, RANGE 1

WEST OF THE THIRD PRINCIPAL MERIDIAN, MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCING AT THE SOUTHWEST CORNER OF THE SAID SECTION 35; THENCE NORTH 00

DEGREES 16 MINUTES 17 SECONDS WEST 2487.03 FEET ALONG THE WEST LINE OF SAID SECTION 35;

THENCE NORTH 88 DEGREES 45 MINUTES 08 SECONDS EAST 1462.66 FEET TO THE POINT OF BEGINNING;

THENCE CONTINUING NORTH 88 DEGREES 45 MINUTES 08

SECONDS EAST 1128.88 FEET; THENCE NORTH 01 DEGREES 14 MINUTES 52 SECONDS WEST

30.20 FEET TO A POINT ON THE CENTERLINE OF A TOWNSHIP ROAD; THENCE SOUTH 83

DEGREES 27 MINUTES 43 SECONDS EAST 44.83 FEET ALONG SAID CENTERLINE TO A POINT ON THE EAST LINE

OF THE SOUTHWEST QUARTER OF SAID SECTION 35; THENCE SOUTH 00

DEGREES 34 MINUTES 10 SECONDS EAST 1059.34 FEET ALONG THE EAST LINE OF THE SOUTHWEST

QUARTER OF SAID SECTION 35; THENCE SOUTH 88 DEGREES 45 MINUTES 08

SECONDS WEST 1178.41 FEET; THENCE NORTH 00 DEGREES 16 MINUTES 17 SECONDS WEST 1036.54 FEET TO

THE POINT OF BEGINNING, CONTAINING 28.00 ACRES MORE OR LESS ALL BEING SITUATED IN GRANVILLE

TOWNSHIP, PUTNAM COUNTY, ILLINOIS.

Schedule 5.01(k)

Leased Properties

1.   RWB Illinois, Inc. a.    None

2.   Mid-American Growers, Inc.

a.    14240 Greenhouse Ave., Granville, IL

3.   Pharmaco, Inc.

a.    3557 Wilder, Bay City, MI

b.   20477 Schaeffer Highway, Detroit, MI

c.    1680B Marquette, Bay City, MI

Schedule 5.01(l)

Intellectual Property

1.   RWB Illinois, Inc. a.    None

2.   Mid-American Growers, Inc.

a.  Common law trademark rights to the name “Mid-American Growers”

b. Mid-American Growers, Inc. licenses certain OPP software pursuant to that certain Transition Services Agreement, dated as of October 23, 2019, between Mid-American Growers, Inc. and Color Point, LLC (the “Transition Services Agreement”).

3.   Pharmaco, Inc.

a.  None

Schedule 5.01(n)

Material Agreements

1.   RWB Illinois, Inc.

a. None.

2.   Mid-American Growers, Inc.

a. The Transition Services Agreement; and

b. Commercial Ground Lease with Lessee between Mid-American Growers, Inc. and VW Properties, LLC dated July 29, 2019.

3.   Pharmaco, Inc.

a.Debenture Purchase Agreement dated January 4, 2019 between MichiCann Medical Inc. and Pharmaco, Inc.

Schedule 5.01(o)

Labour Agreements

1.   RWB Illinois, Inc.

a.    None

2.   Mid-American Growers, Inc.

a.    None

3.   Pharmaco, Inc.

a.    None

Schedule 5.01(p)

Environmental Matters

[REDACTED]

Schedule 5.01(q)

Litigation

[REDACTED]

Schedule 5.01(t)

Guarantees

1.   RWB Illinois, Inc.

a.    None

2.   Mid-American Growers, Inc.

a.    None

3.   Pharmaco, Inc.

a.    None

Schedule 6.02(e) Specific

Permitted Acquisitions

[REDACTED]